Explanatory Memorandum for
and Agenda of
the Extraordinary General Meeting of Shareholders
to be held on 19 July 2004,
in The Hague, The Netherlands

16 June 2004

TABLE OF CONTENTS

		Page
LETTER OF THE CHAIRMAN AND THE CEO OF NEW SKIES		3
FORWARD-LOOKING STATEMENTS		4
EXPLANATORY NOTES		5
1	Background to and rationale for the Transaction	6
2	Financial analysis of the Transaction	8
3	Recommendation of the Transaction to the shareholders of New Skies	10
4	Structure of the Transaction	10
5	Plan of Distribution	12
6	Tax considerations	13
7	Information concerning Parent and Purchaser	16
8	Transaction process and timing of distribution	16
9	Impact of Transaction on employees and members of the Supervisory Board, Management Board and Executive Management Committee, and positive advice of the (interim) works council	18
10	Appointment of liquidator and custodian	21
11	Amendment of the Articles of Association	21
FAIRNESS OPINION		23
SUMMARY OF THE ACQUISITION AGREEMENT		24
HISTORY OF NEW SKIES AND REVIEW OF CURRENT POSITION		30
FINANCIAL INFORMATION ON NEW SKIES		32
DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION OF NEW SKIES SATELLITES N.V.		33
VOTING PROCEDURES		35
SAMPLE POWER OF ATTORNEY		39
ATTENDANCE FORM		40
AGENDA		41

Rooseveltplantsoen 4 2517 KR The Hague The Netherlands Telephone +31(0)70 306 41 00 Fax +31(0)70 306 41 01 www.newskies.com
16 June 2004

Dear Shareholder,

On 19 July 2004, shareholders of New Skies Satellites N.V. ("New Skies" or the "Company") will have the opportunity to vote at an extraordinary general meeting of shareholders ("EGM") on a transaction New Skies has negotiated with wholly-owned subsidiaries of Cayman Islands private equity funds affiliated with The Blackstone Group ("Purchaser"). The transaction provides for the sale of New Skies' business to Purchaser for cash, by means of a transfer of substantially all of New Skies' assets to, and the assumption of substantially all of New Skies' liabilities by, Purchaser. After the closing of the asset sale, the transaction contemplates the liquidation of New Skies pursuant to which two liquidation distributions will be paid out to New Skies' shareholders: (i) an initial liquidation distribution which is expected to consist of approximately 95% of the cash proceeds of the asset sale shortly after the closing of the asset sale and (ii) a final liquidation distribution of the remaining cash proceeds approximately ten weeks after the initial liquidation distribution (see "Transaction process and timing of distribution"). The transaction values New Skies' business at U.S.$956,099,550, equivalent to U.S.$7.96 per fully-diluted share (after adjustment from the original U.S.$8.00 per share offer submitted by Purchaser, to account for the U.S.$0.04 per share cash dividend paid to New Skies' shareholders in May 2004). Upon consummation of the transaction, New Skies' shareholders can expect to receive distributions amounting to a total of approximately U.S.$7.96 per share, net of surtax but before any withholding tax. Subject to certain important assumptions (see "Tax considerations"), New Skies anticipates that the distributions will not give rise to any surtax or withholding tax liability.

This document contains important information about the transaction and we urge all shareholders to read it carefully before making any decision on this important matter.

The Supervisory Board and Management Board of New Skies have unanimously determined, after taking into account the interests of shareholders, employees and other stakeholders of New Skies, that the transaction is reasonable, proper and advisable, and is fair to, and in the best interests of New Skies, its shareholders, employees and other stakeholders. The price of U.S.$7.96 per share to be paid by Purchaser represents: (i) a premium of approximately 14% to New Skies' closing share price on 28 April 2004 (the last business day prior to New Skies' announcement that it was evaluating its strategic alternatives) (ii) a premium of approximately 17% to New Skies' average daily closing share price during the three months prior to and including 28 April 2004, (iii) a premium of approximately 27% to New Skies' average daily closing share price during the twelve months prior to and including 28 April 2004 and (iv) an Enterprise Value that is 7.6 times New Skies' Last Twelve Months EBITDA. For more information on the financial analysis of the transaction, see "Financial analysis of the Transaction".

The Supervisory Board and Management Board of New Skies believe that the transaction presents an attractive opportunity for all shareholders of New Skies to realize significant value and unanimously recommend the transaction to New Skies' shareholders for approval at the forthcoming EGM. We encourage all shareholders of New Skies to vote in favor of the resolutions described in this explanatory memorandum. The agenda of the EGM is set forth under "AGENDA". You can vote in person at the EGM or by submitting a proxy. For further information on the voting formalities, see "VOTING PROCEDURES".

Yours sincerely,
NEW SKIES SATELLITES N.V.

Terry Seddon Chairman	Daniel S. Goldberg Chief Executive Officer

FORWARD-LOOKING STATEMENTS

Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 provide a "safe harbor" for forward-looking statements made by an issuer of publicly traded securities and persons acting on its behalf. New Skies Satellites N.V. ("New Skies" or the "Company") has made certain forward-looking statements in this explanatory memorandum in reliance on those safe harbors. A forward-looking statement concerns the Company's or its management's intentions or expectations, or are predictions of future performance. These statements are identified by words such as "intends", "expects", "anticipates", "believes", "estimates", "may", "will", "should" and similar expressions. By their nature, forward-looking statements are not a matter of historical fact and involve risks and uncertainties that could cause New Skies' actual results to differ materially from those expressed or implied by the forward-looking statements for a number of reasons. Factors which may affect the future performance of New Skies include: delays or problems in the construction or launch of future satellites; technical performance of in-orbit satellites and earth-based infrastructure; increased competition and changes in technology; growth of and access to the Company's target markets; legal and regulatory developments affecting the Company's business; and worldwide business and economic conditions, among other things. These risks and other risks affecting New Skies' business are described in the Company's periodic filings with the U.S. Securities and Exchange Commission (the "SEC"), including but not limited to New Skies' Annual Report on Form 20-F for the year ended 31 December 2002. Copies of these filings may be obtained by contacting the SEC. New Skies disclaims any obligation to update the forward-looking statements contained in this explanatory memorandum.

EXPLANATORY NOTES

This explanatory memorandum is sent by New Skies Satellites N.V. to its shareholders solely for the purpose of providing further information on the proposals on the agenda to be decided at the extraordinary general meeting of New Skies' shareholders ("EGM") to be held on 19 July 2004 at 10:00 a.m. at the Carlton Ambassador Hotel, Sophialaan 2, 2514 JP, The Hague, The Netherlands. This memorandum is also available on New Skies' website (www.newskies.com) and at the offices of New Skies at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands and will be available at the EGM.

On 5 June 2004, New Skies entered into an agreement (the "Acquisition Agreement") pursuant to which wholly-owned subsidiaries of Cayman Islands private equity funds affiliated with The Blackstone Group ("Blackstone"), being Neptune One Holdings Ltd. ("Parent") and Munaro Holding B.V. (a wholly-owned subsidiary of Parent)("Purchaser"), will acquire New Skies' business for cash. The acquisition will take the form of either (i) a direct transfer of substantially all of New Skies' assets to, and the assumption of substantially all of New Skies' liabilities by, Purchaser (the "Direct Transfer"), or (ii) a transfer of substantially all of New Skies' assets to, and the assumption of substantially all of New Skies' liabilities by, a direct wholly-owned subsidiary of New Skies, followed by a transfer of all of the shares of such subsidiary to Purchaser (the "Alternative Transfer"). A reference to the "Asset Sale" means either the Direct Transfer or the Alternative Transfer. The closing of the Asset Sale (the "Closing") will be followed by the liquidation of New Skies pursuant to which two liquidation distributions will be paid out to New Skies' shareholders: (i) an initial liquidation distribution which is expected to consist of approximately 95% of the cash proceeds of the Asset Sale shortly after the Closing and (ii) a final liquidation distribution of the remaining cash proceeds approximately ten weeks after the initial liquidation distribution (see "Transaction process and timing of distribution"). The Asset Sale, New Skies' liquidation and the related initial and final liquidation distributions will be referred to in this explanatory memorandum as the "Transaction". New Skies' shareholders can expect to receive distributions amounting to a total of approximately U.S.$7.96 per share, net of surtax but before any withholding tax. Subject to certain important assumptions, New Skies does not anticipate that the liquidation distributions will give rise to any surtax or withholding tax liability. For more information on the tax consequences of the Transaction, see "Tax considerations".

The Supervisory Board and Management Board of New Skies unanimously approved the Transaction and recommend that shareholders approve the Transaction at the EGM. Specifically, shareholders will be asked to vote on the approval of a resolution (the "Transaction Resolution") authorizing:

•	the Asset Sale;

•	the liquidation of New Skies (which includes the plan of distribution) conditional upon and to commence after the Closing;

•	the appointment of Purchaser as custodian (bewaarder) of the Company's books and records to be effective upon the completion of the liquidation of the Company;

•	the appointment of NSS Liquidator B.V. ("NSS Liquidator") as New Skies' liquidator (vereffenaar) to be effective immediately after the Closing;

•	the remuneration of NSS Liquidator and Freeland Corporate Advisors NV ("FCA") (which will provide liquidation support services) to be effective immediately after the Closing;

•	the termination of New Skies' Supervisory Board stock option plan and restricted stock plan to be effective immediately after the Closing;

•	the reduction of the size of New Skies' Supervisory Board in order to set the number of members of the Supervisory Board at a number equal to the number of members of the Supervisory Board who shall be in office immediately after the Closing, and the appointment of such members, in each case, conditional upon and to be effective immediately after the Closing;

•	the appointment of the supervisory director(s) in office immediately after the Closing to be responsible for supervising New Skies' liquidation; and

•	the amendment of New Skies' Articles of Association to permit New Skies' Supervisory Board to be comprised of between one and eleven members (inclusive).

According to the Articles of Association of the Company, the affirmative vote of a simple majority of votes cast at the EGM is required to approve the Transaction Resolution. Lockheed Martin Corporation, which holds, through its wholly-owned subsidiaries, approximately 15.8% of the shares in New Skies, has entered into an agreement with Parent to vote all of such shares at the EGM in favor of the Transaction. This voting agreement may be terminated in certain circumstances. For further information on this voting agreement, see "Structure of the Transaction".

In addition, shareholders will be asked to vote at the EGM on the approval of a resolution (the "Supervisory Board Compensation Resolution") authorizing the payment to members of New Skies' Supervisory Board of pro rata bonuses for the year in which any "change in control" occurs in lieu of regular annual equity awards. For more information on the Supervisory Board Compensation Resolution, see "Impact of Transaction on employees and members of the Supervisory Board, Management Board and Executive Management Committee, and positive advice of the (interim) works council". Such payments are consistent with the arrangements that have been made for all employees of New Skies in respect of their existing annual equity awards. In accordance with the Articles of Association of the Company, the affirmative vote of a simple majority of votes cast at the EGM is required to approve the Supervisory Board Compensation Resolution.

1    Background to and rationale for the Transaction

Since its initial public offering ("IPO") in 2000, New Skies has faced various capital markets challenges which have affected its share price and the trading liquidity of its common stock. Public equity market interest in the fixed satellite service ("FSS") sector has been limited largely due to the absence of a sufficiently broad base of listed FSS operators required to attract interest in the FSS sector. The intended initial public offerings of FSS operators Intelsat, Eutelsat and Inmarsat have been delayed, further limiting the number of publicly traded FSS operators. At the same time, a large majority of New Skies' shareholder base after its IPO remained pre-IPO shareholders. It was generally perceived by the Company and the capital markets that in the medium to long term these legacy shareholders were looking for a substantial cash return from their equity most likely through a share sale. As a result of this stock overhang and the limited market interest in the sector, New Skies' shares have historically exhibited relatively thin daily trading volume both on Euronext Amsterdam N.V. ("Euronext Amsterdam") and the New York Stock Exchange, Inc. ("NYSE"). Such low liquidity has in turn impacted New Skies' share price and reduced the ability of shareholders to exit through a share sale.

New Skies has pursued a number of strategies to mitigate these capital markets challenges, including initiating an open market share repurchase program in 2002 and distributing a dividend in 2004. Nevertheless, by the beginning of 2004 several of New Skies' major shareholders expressed to New Skies' management their desire for New Skies to consider strategic transactions that would allow New Skies' shareholders to achieve a complete exit.

Simultaneously with New Skies' internal deliberations, the FSS sector has been increasingly attracting the attention of private equity investors. The sector's characteristically stable and predictable cash flows were perceived as attractive to the private equity community, but the driving factor was the increasing strength of the debt financing markets beginning in mid 2003. For example, in late 2003, Inmarsat Ventures Limited, a mobile satellite services company, was acquired by private equity firms. Subsequently, in February 2004, PanAmSat Corporation ("PanAmSat") and its 80.5% stakeholder, The DIRECTV Group, Inc. (formerly Hughes Electronics Corporation) ("DIRECTV") commenced an auction process for the sale of PanAmSat. New Skies explored the possibility of collaborating with Blackstone and certain other private equity firms to participate in a transaction to acquire PanAmSat that would have involved combining PanAmSat and the Company. However, on 20 April 2004, Kohlberg Kravis & Roberts & Co. ("KKR"), DIRECTV and PanAmSat announced that they entered into definitive agreements for the sale of PanAmSat to KKR.

After the announcement of the PanAmSat transaction, Blackstone approached New Skies' management and expressed its interest in a potential acquisition of the Company. Although New Skies was willing to entertain discussions with Blackstone, the Company also considered other alternatives available to it in light of the transaction climate post-PanAmSat, which alternatives included continuing to operate New Skies as an independent company. New Skies therefore commenced discussions with Blackstone but also solicited indications of interest from various other parties. Although discussions with all parties remained in a preliminary stage, in light of the speculation created by a Reuters news release on 29 April 2004 reporting that New Skies had retained Goldman Sachs International (Goldman Sachs International and its affiliates, "Goldman Sachs") to find a buyer for the Company, New Skies issued a public statement on the same day to the effect that it was continuing to consider various alternatives available to it. In the ensuing weeks, the Company continued discussions with Blackstone and other interested parties.

On 25 May 2004, in view of the continued discussions with Blackstone and other interested parties, New Skies announced that it had received proposals regarding the possible acquisition of the Company and was then engaged in advanced negotiations with a leading private equity firm.

At a meeting on 3 June 2004, New Skies' Supervisory Board and Management Board approved the Transaction and authorized the Management Board to finalize and execute definitive agreements providing for the Transaction. On 5 June 2004, the Company executed the Acquisition Agreement for the Asset Sale with Parent and Purchaser, and on 6 June 2004, the Company issued a press release announcing the Transaction.

During the course of the discussions with Blackstone and other interested parties, New Skies' Supervisory Board and Management Board, as well as a special committee established by New Skies' Supervisory Board (that comprised the chairman of New Skies' Supervisory Board and three other Supervisory Board members), met on a number of occasions to oversee the ongoing discussions and consider the alternatives available to the Company.

In evaluating the Transaction, the Boards considered a range of factors, including but not limited to: (i) a comparison of the transaction price per share versus the historical trading prices of the Company's common stock, (ii) the trading patterns of the Company's common stock, including the lack of liquidity referenced above, (iii) a comparison of the multiples of EBITDA implied by the transaction price to the trading multiples of various other publicly-traded companies in the FSS industry and to the multiples exhibited in recent acquisitions in the satellite services sector, (iv) other financial analyses prepared by Goldman Sachs and NM Rothschild & Sons Limited ("Rothschild"), and the fairness opinion delivered by Rothschild, (v) the terms of the Acquisition Agreement, (vi) the proposals put forth by other interested parties, including the Boards' concerns about the value which might be realized in, and the timing and feasibility of completing a transaction described in such proposals and the contingent nature of such proposals and (vii) considerations regarding the implications of the volatility in the debt capital markets on the ability of Blackstone or other interested parties to deliver to New Skies the value proposed for the sale of the Company's business, if such sale were to be delayed.

After careful evaluation of the various considerations, including the abovementioned factors, and taking into account the interests of the Company, its shareholders, employees and other stakeholders, the members of New Skies' Supervisory Board and Management Board unanimously determined that the Transaction is reasonable, proper and advisable, and is fair to, and in the best interest of New Skies' shareholders, employees and other stakeholders, and recommend the Transaction to New Skies' shareholders for approval. The Transaction presents an attractive opportunity for shareholders to receive distributions that represent a significant premium when compared to the Company's historical share trading prices as well as an attractive implied EBITDA multiple relative to the trading multiples of other publicly-traded FSS companies and the multiples exhibited in recent acquisitions in the satellite services sector. The Transaction also offers a reasonable and fair solution to the capital markets challenges that the Company has been facing, as discussed above. For more information on the financial analysis of the Transaction, see "Financial analysis of the Transaction".

2    Financial analysis of the Transaction

In evaluating the Transaction, New Skies and its financial advisors performed extensive financial analyses to assess the consideration to be received by New Skies' shareholders in the Transaction from a financial point of view. The price of U.S.$7.96 per share to be paid by Purchaser in the Transaction represents, inter alia:

•	an implied Enterprise Value ("EV") to Last Twelve Months ("LTM") EBITDA multiple of 7.6x, which is high relative to comparable multiples for precedent transactions in the satellite services sector and higher than the comparable multiple of 7.3x implied by the recent sale of PanAmSat to KKR announced in April 2004;

•	an implied EV to estimated "2004 "Run Rate" EBITDA" of 7.7x, which is higher than the comparable trading multiples of other major publicly-traded FSS companies, including SES Global S.A. which traded at a current EV to estimated 2004 EBITDA multiple of 7.0x 2004 as of 1 June 2004;

•	a premium of approximately 14% to the average daily closing share price (U.S.$6.98) during the month prior to and including 28 April 2004 (the last business day prior to New Skies' announcement that it was evaluating its strategic alternatives, the "Undisturbed Date");

•	a premium of approximately 17% to the average daily closing share price (U.S.$6.83) during the three months prior to and including the Undisturbed Date; and

•	a premium of approximately 27% to the average daily closing share price (U.S.$6.28) during the twelve months prior to and including the Undisturbed Date.

The following chart provides a graphical presentation of the share price development of New Skies' American Depositary Shares (each, an "ADS") from the date of its IPO in 2000 through to the closing price on 7 June 2004 (the first business day after New Skies' announcement of the Transaction). The two horizontal lines represent the price of U.S.$7.96 per share to be paid by Purchaser in the Transaction and the average daily closing share price (U.S.$6.28) during the twelve months prior to and including the Undisturbed Date.

Figure 2.1: New Skies Stock Price Performance

Source: Thomson Financial Datastream

References in this explanatory memorandum to premiums to New Skies' share price reflect premiums to the trading averages of New Skies' ADSs on the NYSE. Defined terms used in the financial analysis displayed above have the following meanings:

(1)	For New Skies, EV is equal to the equity value to be paid by Purchaser in the Transaction of U.S.$956,099,550 less the "Adjusted Cash Balance". Adjusted Cash Balance is equal to New Skies' cash balance as at 31 March 2004 less the U.S.$0.04 per share cash dividend paid to New Skies' shareholders in May 2004 (totaling U.S.$4.7 million in the aggregate) plus an assumed after-tax payment of U.S.$19.2 million to be received by the Company relating to a transaction with Intelsat occurring in the second quarter of 2004 (the "Intelsat transaction"). 2004 Run Rate EBITDA is equal to the EBITDA estimate generated by New Skies' management excluding the pre-tax impact of the Intelsat transaction.

(2)	For precedent transactions in the satellite services sector discussed in the first bullet point above, EV is equal to the equity value paid to all shareholders in such precedent transactions (including holders of options and other rights) plus the net debt at time of the announcement of such precedent transaction.

(3)	For selected major publicly-traded FSS companies discussed in the second bullet point above, EV is equal to the equity market capitalization plus the net debt outstanding as of 1 June 2004 for each company.

Taking into account the above factors, as well as other analyses performed by New Skies and its financial advisors (including an intrinsic value analysis based on the present value of projected cash flows for New Skies as provided to the financial advisors by New Skies' management), New Skies' Supervisory Board and Management Board believe that the proceeds expected to be received by New Skies' shareholders in the Transaction are fair to New Skies' shareholders from a financial point of view.

Rothschild, one of New Skies' financial advisors in the Transaction, has provided a fairness opinion to the Supervisory Board and Management Board of New Skies in connection with their decision to approve the Transaction and recommend that shareholders vote in favor of the Transaction, a copy of which is included in this explanatory memorandum. The full text of the opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Rothschild in rendering its opinion, should be read carefully and in its entirety. Rothschild's opinion is addressed to New Skies' Supervisory Board and Management Board and is not intended to be relied upon by any shareholder. It is directed only to the fairness of the consideration to be received by New Skies' shareholders in the Transaction, it does not address any other aspect of the Transaction and it does not constitute a recommendation to any New Skies shareholder as to how to vote with respect to the Transaction. Further, it is noted that the value of investments may fluctuate and that past performance provides no guarantee for the future.

3    Recommendation of the Transaction to the shareholders of New Skies

On the basis of various considerations (including those set out under "Background to and rationale for the Transaction"), the discussions conducted by New Skies' management with the Company's financial advisors, Goldman Sachs and Rothschild and the fairness opinion of Rothschild (see "FAIRNESS OPINION"), the members of New Skies' Supervisory Board and Management Board unanimously determined that the Transaction is reasonable, proper and advisable, and is fair to, and in the best interests of New Skies, its shareholders, employees and other stakeholders. The members of New Skies' Supervisory Board and Management Board unanimously recommend that New Skies' shareholders vote in favor of the Transaction Resolution and the Supervisory Board Compensation Resolution.

16 June 2004

Supervisory Board of New Skies	Management Board of New Skies
T.M. Seddon S.K. Fung A.S. Ganguly J.W. Kolb N. Kroes G.D. Mueller C. Séguin	D.S. Goldberg A.M. Browne S.J. Stott

4    Structure of the Transaction

New Skies' business will be acquired for a total consideration consisting of a cash payment of U.S.$956,099,550, equivalent to U.S.$7.96 per fully-diluted share. The Transaction will take the form of the Direct Transfer or the Alternative Transfer, in either case, pursuant to which two liquidation distributions will be paid out to New Skies' shareholders: (i) an initial liquidation distribution which is expected to consist of approximately 95% of the cash proceeds of the Asset Sale shortly after the Closing and (ii) a final liquidation distribution of the remaining cash proceeds approximately ten weeks after the initial liquidation distribution (see "Transaction process and timing of distribution"). Shareholders can therefore expect to receive distributions amounting to a total of approximately U.S.$7.96 per share, net of surtax but before any withholding tax. Subject to certain important assumptions, New Skies does not anticipate that the liquidation distributions will give rise to any surtax or withholding tax liability. For more information on the tax consequences of the Transaction, see "Tax considerations".

With regard to the Transaction, it is also noted that:

•	Holders of outstanding options (whether vested or unvested) or outstanding rights to acquire shares in New Skies (whether or not vested or exercisable) granted under employee or director stock option plans will receive, for each share of New Skies subject to such option or right (in consideration of the cancellation of such option or right): (i) an initial liquidation distribution shortly after the Asset Sale equal to the per share initial liquidation distribution to be paid to New Skies' shareholders less the applicable per share exercise price of such option or right and (ii) a final liquidation distribution equal to the per share amount to be paid to New Skies' shareholders in and at the time of the final liquidation distribution, which is expected to be approximately ten weeks after the initial liquidation distribution (see "Transaction process and timing of distribution"). Payments to employees will also be subject to withholding wage tax on any taxable benefit. In accordance with the terms of the stock option plans and restricted stock plans for Supervisory Board members, the approval of New Skies' shareholders is being sought at the EGM for the termination of such plans;

•	New Skies expects to incur and pay prior to the Closing, financial, legal and tax advisory fees and expenses of approximately U.S.$17 million to U.S.$18.6 million in connection with the Asset Sale. None of such expenses will, however, reduce the purchase price in the Transaction and Purchaser has agreed to be responsible for these pre-Closing costs and expenses to the extent they remain unpaid after the Closing. In addition, Purchaser has agreed that the Company would keep and not transfer to

Purchaser at the Closing, a cash amount of U.S.$900,000 to be used, to the extent necessary, for the payment of expenses (including taxes) incurred in connection with the liquidation of New Skies, including the two post-Closing liquidation distributions of proceeds. Although New Skies' management believes that the amount of U.S.$900,000 would be sufficient to cover such expenses, any actual liquidation expenses incurred in excess of the U.S.$900,000 estimate will be paid by New Skies out of the cash proceeds of the Asset Sale and accordingly, will reduce the amount of proceeds available to be distributed to shareholders in the final liquidation distribution. Any unused portion of the U.S.$900,000 amount will be returned to Purchaser after completion of New Skies' liquidation;

•	The liquidator may reduce the anticipated amount or delay the anticipated timing of the initial and the final liquidation distributions as a result of claims, if any, that are pending against New Skies or the liquidator at the time of either such distribution;

•	The representations and warranties made by New Skies, Parent and Purchaser will terminate at Closing and the parties will no longer be able to assert them after the Closing;

•	Parent and Purchaser have agreed to indemnify the members of the Supervisory Board, Management Board, Executive Management Committee, and the officers of New Skies for their pre-Closing acts and omissions to the same extent such persons are currently entitled to be indemnified by the Company, to maintain directors and officers liability insurance policies for six years following the Closing and to assume the obligations of New Skies relating to director and officer indemnification currently provided in the Articles of Association of the Company;

•	The Closing is subject to the approval of the Transaction by New Skies' shareholders and other customary conditions. Lockheed Martin Corporation, which holds, through its wholly-owned subsidiaries, approximately 15.8% of the shares in New Skies, has entered into an agreement with Parent to vote all of such shares at the EGM in favor of the Transaction. This voting agreement will terminate, inter alia, in the event that the Management and Supervisory Boards of New Skies withdraw their recommendation that shareholders vote in favor of the Transaction or the Acquisition Agreement is terminated, in each case in accordance with the terms of the Acquisition Agreement, or in the event that an unsolicited alternative acquisition offer is made to New Skies or its shareholders generally (if that offer is at least U.S.$976 million and is reasonably capable of being consummated);

•	The obligation of Parent and Purchaser to consummate the Asset Sale is also subject to the satisfaction of certain other conditions, including (i) the receipt by Purchaser of debt financing for the Transaction with terms and conditions no less favorable than those set forth in the existing commitment letters from affiliates of Deutsche Bank AG (as more fully described in the next bullet point), (ii) the accuracy of all representations and warranties made by New Skies, (iii) the compliance by New Skies with all its covenants and (iv) the receipt of all necessary consents and approvals, including a written permission from the Dutch Ministry of Economic Affairs or the Dutch Telecommunications Agency (Agentschap Telecom) (the "AT") with respect to New Skies' existing authorizations from that government entity, the approval of the U.S. Federal Communications Commission ("FCC") (including an order modifying the "Permitted Space Station List" to reflect the Asset Sale, and either a determination in writing that 47 U.S.C. § 761(a) does not apply to the Asset Sale, or an affirmative determination pursuant to 47 U.S.C. § 761(a) that the Asset Sale will not harm the telecommunications market in the U.S.) and the expiration of the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 (to the extent applicable);

•	The obligation of Parent and Purchaser to consummate the Asset Sale is conditioned, among other things, on Purchaser receiving the proceeds of senior and subordinated debt financing in an aggregate principal amount of U.S.$760 million as well as a U.S.$75 million working capital facility. Parent has obtained commitments from affiliates of Deutsche Bank AG and ABN AMRO to provide all such financing. These commitments are subject to conditions customary for financing commitment letters in connection with transactions of this type, including the absence of a material adverse effect on New Skies, its assets, liabilities, operations, business, result of operations, financial condition or ability to consummate the Asset Sale, a material disruption or a material adverse change in the loan syndication, financial, banking or capital markets that could reasonably be expected to materially and adversely affect the syndication of the indebtedness. Parent and Purchaser have undertaken to use their commercially reasonable efforts to obtain the financing provided for by the commitment letters. Additionally Parent has obtained a commitment from non-U.S. investment funds affiliated with Blackstone to provide equity financing to complete the funds necessary to finance the Transaction;

•	New Skies has the right, until its shareholders approve the Transaction at the EGM, to consider and respond to unsolicited alternative proposals by third parties to acquire shares or assets of the Company, and may elect to terminate the Acquisition Agreement and accept any such alternative proposal provided that (i) the Company's Supervisory and Management Boards determine that such alternative proposal would result in a transaction financially more favorable to its shareholders and is reasonably capable of being consummated, (ii) Parent has not matched or exceeded the financial terms and conditions of such alternative proposal and (iii) New Skies has paid Parent a cash amount of U.S.$20 million;

•	Parent has the right to terminate the Acquisition Agreement if (i) New Skies' Boards do not recommend or withdraw their recommendation that New Skies' shareholders vote in favor of the Transaction, (ii) New Skies' Boards approve or recommend any alternative proposal which provided for the acquisition of at least 10% of the capital stock of New Skies or 10% of its assets or (iii) any person or group becomes the beneficial owner of 50% or more of the outstanding New Skies shares and following such termination, the Company will have to pay Parent a cash amount of U.S.$20 million;

•	New Skies has the right to terminate the Acquisition Agreement if either a court issues an order ruling that the resolutions passed by New Skies' Boards or by New Skies' shareholders violate any applicable law or an order restraining, enjoining or prohibiting such resolutions or the Asset Sale, or if the Enterprise Chamber of the Court of Appeal of Amsterdam orders an investigation and any provisional measure, however, if within twelve months of the termination New Skies enters into a definitive agreement regarding or consummates any alternative proposal that provides for the acquisition of at least 20% of the capital stock of New Skies or 10% of its assets, New Skies will have to pay a cash amount of U.S.$20 million to Parent following entry into that agreement or such consummation;

•	Either party may terminate the Acquisition Agreement if New Skies' shareholders do not approve the Transaction at the EGM. However, the Company will have to pay Parent a cash amount of U.S.$20 million if, at or prior to the time of the EGM an alternative proposal which provided for the acquisition of at least 20% of the capital stock of New Skies or 10% of its assets was pending or announced, and within twelve months of the termination New Skies enters into a definitive agreement regarding or consummates such alternative proposal or any other alternative proposal that also provides for the acquisition of at least 20% of the capital stock of New Skies or 10% of its assets;

•	Either party may terminate the Acquisition Agreement if the Closing has not occurred by 5 April 2005, unless the only reason for not closing is the absence of regulatory approval(s), in which case the parties may terminate the Acquisition Agreement if the Closing has not occurred by 5 September 2005; and

•	Except under the circumstances discussed above or under "SUMMARY OF THE ACQUISITION AGREEMENT", the Company may not terminate the Acquisition Agreement once the shareholders of New Skies have approved the Transaction.

For a more detailed description of the Acquisition Agreement, see "SUMMARY OF THE ACQUISITION AGREEMENT". A copy of the Acquisition Agreement is available on New Skies' website (www.newskies.com), at the offices of New Skies at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands and will be available at the EGM. The Company has also furnished a copy of the Acquisition Agreement to the SEC on a Form 6-K which may be found on the SEC's website (www.sec.gov).

5    Plan of distribution

The liquidator appointed at the EGM expects to distribute the proceeds from New Skies' liquidation in accordance with the following plan of distribution:

•	Approximately 95% of the cash proceeds of the Asset Sale are expected to be paid to New Skies' shareholders in an initial liquidation distribution shortly after the Closing;

•	Any expenses (including taxes) incurred in connection with the liquidation of New Skies, including the two post-Closing liquidation distributions of proceeds will be paid out of the U.S.$900,000 to be retained by the Company and not transferred to Purchaser at the Closing (see "Structure of the Transaction"), and any such expenses in excess of this retained amount will be paid by New Skies out of the remaining liquidation proceeds; and

•	All remaining liquidation proceeds will be paid out to New Skies' shareholders in a final liquidation distribution after expiration of the statutory two-month opposition period in connection with New Skies' liquidation and provided any successful opposition has been taken into account (see "Transaction process and timing of distribution").

6    Tax considerations

Summary

New Skies believes that the Transaction will not result in any liability for corporate income tax, surtax or dividend withholding tax, irrespective of whether the Transaction is executed in the form of a Direct Transfer or in the form of an Alternative Transfer. A withholding tax liability could arise if the U.S. dollar appreciates by greater than 8% vis-à-vis the euro at the time of the two liquidation distributions to New Skies' shareholders. This withholding tax liability would arise only if the amount of the two liquidation distributions in euros exceeds the aggregate paid-up capital of New Skies, as recognized for Dutch withholding tax purposes, of approximately €860 million. In that event, a 25% withholding tax will be assessed in respect of any such excess only. The Dutch tax consequences of the Direct Transfer and the Alternative Transfer are discussed in greater detail below.

Transaction in the form of the Direct Transfer

In The Netherlands, the consummation of the Transaction in the form of a Direct Transfer would have three potential tax consequences: application of corporate income tax ("CIT"), surtax, and dividend withholding tax, none of which New Skies believes will result in an effective tax liability. This view is based on calculations made using the Company's most recent financial information. Furthermore, with respect to surtax and dividend withholding tax, since such tax liability is determined on the basis of euro-denominated computations, a greater than 8% increase in the U.S. dollar/euro exchange rate at the time of the distributions as compared to the U.S. dollar/euro exchange rate prevailing on the date of this explanatory memorandum ("the Current Exchange Rate") could result in an actual withholding tax liability, as well as a very limited surtax liability.

The abovementioned potential Dutch tax consequences are more fully discussed below.

It should be noted that (i) any transfer taxes incurred by the Company in connection with the Transaction will be for the account of and therefore paid by Purchaser and (ii) any investment profits realized by New Skies between the Closing and the final liquidation distributions will be subject to CIT, which tax will be for the account of and therefore paid by the Company.

Corporate income tax on capital gains

In general, insofar as the consideration of the Asset Sale to be paid by Purchaser exceeds the net aggregate book value for CIT purposes of all transferred assets and assumed liabilities, New Skies will realize a taxable capital gain which will be included in its taxable profit for the tax year in which the Closing occurs, except to the extent any profit would be realized upon the transfer of a subsidiary of New Skies to which the participation exemption applies. Conversely, if the Purchase Price is less than the aggregate book value, a net aggregate loss will be deductible for the purpose of computing the taxable profit of New Skies for the tax year in which the Closing occurs, except to the extent any loss would be realized upon the transfer of a New Skies subsidiary to which the participation exemption applies.

The Company believes that the Direct Transfer will not result in a capital gain, and accordingly, New Skies will not be subject to CIT in connection with the Direct Transfer. The Company has elected to determine its taxable profit for CIT purposes in U.S. dollars (functional currency election). Consequently, this conclusion is based on a comparison between the proceeds of the Asset Sale in U.S. dollars and the book value of the Company in U.S. dollars for CIT purposes of all transferred assets and assumed liabilities. As a result of this functional currency election, there will be no U.S. dollar/euro exchange rate exposure in connection with the Transaction for CIT purposes.

Surtax

In the Netherlands, for the period up to and including 31 December 2005, an additional CIT charge at a rate of 20% is imposed on any "excessive" profit distributions made by a Dutch company. Profit distributions are considered to be "excessive" to the extent the total profits distributed during a particular calendar year exceed certain thresholds. Contrary to the Company's CIT position, the analysis of the Company's surtax liability is based on euro-denominated computations.

The Company believes that no surtax will be due in connection with the two liquidation distributions. The Company and its advisors arrived at this position on the basis of calculations using the Company's most recent financial information and the Current Exchange Rate. If, at the time of the liquidation distributions, the U.S. dollar has appreciated by greater than 8% against the euro when compared to the Current Exchange Rate, New Skies may be subject to a surtax liability of up to U.S.$1 million, which may in turn reduce the amount of liquidation distributions available to be distributed to the Company's shareholders. For more information on how expenses (including taxes) after the Closing will be paid, see "Structure of the Transaction".

The surtax will be reduced on a pro-rata basis to the extent that New Skies is held by shareholders owning 5% or more of the nominal share capital during a period of 3 years before the profit distribution and who are residents of The Netherlands, The Netherlands Antilles or Aruba, a member state of the EU or a country with which The Netherlands has concluded a treaty for avoidance of double taxation, unless such shareholder qualifies as a fiscal investment institution.

If a shareholder is resident in The Netherlands, The Netherlands Antilles or Aruba, a member state of the EU or in a country that has concluded a treaty for avoidance of double taxation with The Netherlands, New Skies is not required to withhold Dutch dividend withholding tax from the profit distribution distributed by New Skies to such shareholder to the extent that such distribution is subject to surtax. Surtax is a liability of New Skies and cannot be credited by, or refunded to shareholders resident in The Netherlands. In addition, no refund will be available to shareholders who are not resident in The Netherlands.

Withholding tax

The aggregate paid-up capital of New Skies, as recognized for Dutch withholding tax purposes, amounts to approximately €860 million. To the extent that the two liquidation distributions, expressed in euros using the U.S. dollar/euro exchange rate prevailing at the time of the relevant distribution, exceed this paid-up capital amount, Dutch dividend withholding tax will be imposed at a rate of 25% on such excess. A calculation of the total liquidation distributions using the Current Exchange Rate shows that the total liquidation distributions (expressed in euros) to be less than the paid-up capital amount, which means, correspondingly, that there is presently no withholding tax liability. Shareholders should however note that if at the time of the liquidation distributions, the U.S. dollar appreciates by greater than 8% against the euro as compared to the Current Exchange Rate, Dutch withholding tax may be imposed. For example, should the U.S. dollar appreciate against the euro to a rate of U.S.$0.90 to €1.00, an assumed total liquidation distributions amount of approximately U.S.$956,000,000 would be equivalent to €860,400,000. This results in an excess of €400,000 (over the aggregate paid-up capital of €860 million, for Dutch withholding tax purposes) on which withholding tax will be levied at a rate of 25%. Therefore, the total amount of withholding tax to be withheld by New Skies would be €100,000.

The following is a brief analysis of certain consequences should there be withholding tax liability.

Insofar as the initial liquidation distribution and the final liquidation distribution exceed the average paid-up capital for tax purposes (including any share premium), such excess will be recognized for Dutch tax purposes as a dividend. Except as otherwise discussed under "Surtax" above, such dividend will be subject to a dividend withholding tax at a rate of 25%. Shareholders who are residents of The Netherlands will be able to offset this tax against other tax liabilities and/or be entitled to a refund. In the case of a shareholder who is resident of a country other than The Netherlands and if a treaty for avoidance of double taxation is in effect between The Netherlands and such country, such shareholder may, depending on the terms of such double taxation treaty, be eligible for a full or partial refund of any Dutch dividend withholding tax. New Skies recommends that shareholders consult their own tax advisor on this matter.

Pursuant to anti-dividend stripping rules, no exemption from or reduction or refund of Dutch dividend withholding tax will be granted if the recipient of the dividend paid by New Skies is not considered to be the beneficial owner (uiteindelijk gerechtigde) of such dividend.

Under the Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income dated 18 December 1992 between the Kingdom of The Netherlands and the United States of America, as amended by the Protocol dated 13 October 1993 (the "Treaty"), dividends paid by New Skies to a resident of the United States are generally eligible for a reduction of the 25% Dutch withholding tax to 15%, or in the case of certain U.S. corporate shareholders owning at least 10% of the voting power of New Skies, 5% (unless the shares held by such U.S. corporate shareholders are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands). The Treaty provides for a complete exemption for dividends received by exempt pension organizations and organizations defined therein. Under the terms of the Treaty, a shareholder will not be eligible for the benefits of the Treaty if such shareholder does not satisfy one or more of the tests set forth in the limitation on benefits provisions of Article 26 of the Treaty.

Agreement with Dutch tax authorities

The abovementioned positions in respect of CIT on capital gains, surtax and withholding tax were obtained based on calculations using a valuation of the fair market value of assets contributed to New Skies which the Dutch tax authorities have indicated that they will, at a minimum, apply. Should a higher fair market value for New Skies' assets be agreed upon with the Dutch tax authorities, any of the abovementioned potential tax liabilities that may arise should the U.S. dollar appreciate substantially against the euro may be reduced or completely eliminated.

Transaction in the form of the Alternative Transfer

If the acquisition by the Purchaser were to occur by means of the Alternative Transfer, the tax consequences for New Skies would be the same. The transfer of substantially all of New Skies' assets to, and the assumption of substantially all New Skies' liabilities by a direct wholly-owned subsidiary of New Skies will not result in a capital gain for New Skies. In addition and subject to the same assumptions discussed above under "Transaction in the form of the Direct Transfer", no distributions of profits would be recognized for tax purposes in connection with the subsequent liquidation distributions to New Skies' shareholders. Accordingly, no dividend withholding tax and/or surtax will be due.

U.S. federal income tax treatment of the Asset Sale

New Skies does not believe that the Asset Sale will result in U.S federal income tax or that Purchaser will be required to withhold U.S. federal income tax on payments in respect of the U.S. subsidiaries. If, however, contrary to the New Skies' expectations, New Skies is unable to provide Purchaser with a certificate with respect to a U.S. subsidiary establishing an exemption from withholding under certain U.S. Treasury Regulations applicable to transfers of U.S. real property holding companies, Purchaser would be required to withhold up to 10% of the payments in respect of the subsidiary.

Dutch shareholders

The following is intended as general information only and it does not purport to present any comprehensive or complete description of all aspects of Dutch tax law which could be of relevance to New Skies' shareholders resident in the Netherlands. New Skies' shareholders should therefore consult their own tax advisors regarding the tax consequences of the Transaction.

Dutch individuals with Box III-income

Generally, a Dutch individual will be taxed under the regime for savings and investments (Box III). Under this regime, irrespective of the actual income or capital gains, the annual taxable benefit of all the assets and liabilities of such Dutch individual, including, as the case may be, New Skies' shares or the liquidation distributions, is set at a fixed percentage. This percentage is 4% of the average fair market value of these assets and liabilities taken at the beginning and end of every calendar year. The applicable tax rate under the regime for savings and investments is 30%.

Dutch corporate entities subject to corporate income tax

Any benefits derived or deemed to be derived from the shares (including any capital gains realized on the disposal thereof) that are held by a Dutch corporate entity are generally subject to CIT at statutory rates.

U.S. shareholders

For U.S. federal income tax purposes shareholders will be treated as exchanging New Skies shares for the liquidation distributions. A shareholder that is subject to U.S. taxation generally will recognize gain or loss measured by the difference between the two liquidation distributions received and the adjusted basis in the shares. That gain or loss will be capital gain or loss if the shares were capital assets to such shareholder, and will be long-term capital gain or loss if the shares were held for more than one year. The deductibility of capital losses is subject to limitations.

Any gain or loss realized by a U.S. shareholder generally will be income or loss from sources within the United States for foreign tax credit purposes and therefore the use of foreign tax credits related to any Dutch taxes imposed on the liquidation distributions may be limited. The calculation of foreign tax credits involves the application of complex rules and other limitations may apply. This discussion is of a general nature only, and shareholders considering the Transaction are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the Transaction in light of their own particular circumstances, as well as any consequences arising under the laws of any state, local, or foreign taxing jurisdictions.

Other shareholders

We strongly urge other holders of New Skies' shares to consult their own tax advisors regarding the tax consequences of the Transaction.

7    Information concerning Parent and Purchaser

Parent (Neptune One Holdings Ltd., a Cayman Islands exempted company) and Purchaser, (Munaro Holding B.V., a company organized under the laws of The Netherlands) are wholly-owned subsidiaries of Cayman Islands private equity funds affiliated with Blackstone, which is a leading investment and advisory firm founded in 1985, with offices in New York, London and Hamburg. Since it began private equity investing in 1987, Blackstone has raised more than U.S.$14.6 billion and has invested in approximately 78 companies. In addition to private equity investments, Blackstone's core businesses include real estate investments, corporate debt investments, asset management, merger and acquisition advisory services, and restructuring and reorganization advisory services.

8    Transaction process and timing of distribution

At the Closing, either the Direct Transfer or the Alternative Transfer will occur, and the purchase price will be paid to New Skies. After the Closing, New Skies' liquidation will commence pursuant to which two liquidation distributions will be paid out to New Skies' shareholders: (i) an initial liquidation distribution which is expected to consist of approximately 95% of the cash proceeds of the Asset Sale shortly after the Closing and (ii) a final liquidation distribution of the remaining cash proceeds approximately ten weeks after the initial liquidation distribution (as more fully discussed below). New Skies' shareholders can therefore expect to receive distributions amounting to a total of approximately U.S.$7.96 per share, net of surtax but before any withholding tax. Subject to certain important assumptions (see "Tax considerations"), New Skies does not anticipate that the liquidation distributions will give rise to any surtax or withholding tax liability.

Below is an overview of the actions to be completed in connection with the distributions of proceeds to New Skies' shareholders.

It should be noted that the timing of the initial liquidation distribution depends upon the timing of the satisfaction of the conditions to Closing contained in the Acquisition Agreement, which include, inter alia, the receipt of all necessary consents and approvals. In The Netherlands, a written permission of the AT (the Dutch Ministry of Economic Affairs) must be obtained with respect to New Skies' existing permissions pertaining to orbital slots and frequencies from that government entity. In the U.S., the Asset Sale requires the assignment of New Skies' U.S. satellite earth station licenses, which would also require the prior approval of the FCC, including the receipt of an order modifying the "Permitted Space Station List" to reflect the Asset Sale, and either a determination in writing that 47 U.S.C. § 761(a) does not apply to the Asset Sale, or an affirmative determination pursuant to 47 U.S.C. § 761(a) that the Asset Sale will not harm the telecommunications market in the U.S. The Closing would also be conditioned on the termination of the waiting period provided under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, to the extent applicable. The FCC approval cannot be granted until after 30 days following public notice of the FCC application, and there is no deadline thereafter for action on the application by the FCC. In the normal course, FCC action on a transfer application typically can be expected within six to nine months of the public notice date and accordingly, the Closing is expected by approximately the end of 2004 or early 2005. For more information on the other conditions to the Closing, see "Structure of the Transaction" and "SUMMARY OF THE ACQUISITION AGREEMENT".

The liquidation of New Skies, including the two-month opposition period in connection with the liquidation (as described below), will commence immediately after the Closing and is expected to take approximately nine months from the date of the Closing. The final liquidation distribution will occur shortly after the end of the opposition process (provided any successful opposition has been taken into account), and is therefore expected approximately ten weeks after the initial liquidation distribution.

•	The EGM will be held on 19 July 2004.

•	Shortly after the Closing and the receipt by New Skies of the cash proceeds of the Asset Sale from Purchaser, the liquidator is expected to distribute an initial liquidation distribution of approximately 95% of the cash proceeds of the Asset Sale to shareholders of the Company as of a record date to be determined and announced by the Company prior to the Closing, through the affiliated institutions with Euroclear Nederland. Distributions in respect of New Skies' ADSs will be made by The Bank of New York, 101 Barclay Street, 22nd Floor West, New York 10286, U.S.A.

No transfers will be permitted between ABN AMRO Bank N.V. and the Bank of New York on the record date in the period from the opening of business in The Netherlands to the close of business in New York for ADSs traded on the NYSE.

•	Immediately after the Closing, the liquidator will proceed with the filing of the liquidation account and plan of distribution and announce the depositing of such account and plan. Objections to such liquidation account and plan of distribution must be made within two months from the date of such announcement.

•	Upon expiration of the opposition period described above and provided any successful opposition has been taken into account, the liquidator will distribute the remaining proceeds in a final liquidation distribution to shareholders of the Company as of the record date for this final liquidation distribution (which record date will be determined and announced by the Company). This final liquidation distribution will be carried out in the same manner as the initial liquidation distribution. In accordance with Dutch law and the Company's Articles of Association, any liquidation distribution that is not successfully paid out to a shareholder will be held by the Company for a further period of six months pending collection by such shareholder, and any liquidation distribution that remains unclaimed thereafter will be deposited with the Dutch Public Administrator of Unclaimed Debts (consignatiekas).

As in the case of the initial liquidation distribution, no transfers will be permitted between ABN AMRO Bank N.V. and the Bank of New York on the record date for the final liquidation distribution between the opening of business in The Netherlands and the close of business in New York for ADSs traded on the NYSE.

•	As promptly as practicable following the above steps and in any case not earlier than the expiration of the abovementioned six months and the transfer of unclaimed liquidation distributions to the Dutch Public Administrator of Unclaimed Debts (consignatiekas), the liquidation of New Skies will be completed.

•	On the basis of discussions with Euronext Amsterdam, New Skies expects to be delisted from Euronext Amsterdam upon the payment of the final liquidation distribution. In addition, the Company expects that it will seek to voluntarily delist its ADSs from the NYSE during the period beginning shortly after the payment of the initial liquidation distribution and ending shortly after the payment of the final liquidation distribution described above.

9	Impact of Transaction on employees and members of the Supervisory Board, Management Board and Executive Management Committee, and positive advice of the (interim) works council

All existing employees of New Skies whose employment contracts are governed by the laws of The Netherlands will enter the employment of Purchaser, in the case of the Direct Transfer, or a subsidiary of New Skies the shares of which are to be transferred to Purchaser, in the case of the Alternative Transfer, in each case, under identical employment and pension terms and conditions. For all other employees of New Skies and all employees of the subsidiaries of New Skies, Purchaser has agreed to offer compensation (including severance) and employee benefits and pension rights that are comparable to those currently provided to them for a period of twelve months. For further information on the Direct Transfer and the Indirect Transfer, see "EXPLANATORY NOTES"). An (interim) works council was established by the Company and it has rendered a positive advice regarding the Acquisition Agreement.

Members of New Skies' Management Board will resign from their Management Board seats upon the Closing. One to three members of the Supervisory Board, which shall include Mr. Terry M. Seddon, will remain with the Company after the Closing to supervise and oversee the liquidation on behalf of the shareholders and will resign upon completion of New Skies' liquidation. The other members of the Supervisory Board will resign upon the Closing. In accordance with New Skies' Articles of Association, New Skies' Supervisory Board has therefore proposed that New Skies' Articles of Association be amended to permit that the size of the Supervisory Board be between one and eleven members (inclusive). An unofficial English translation of the draft deed of amendment of New Skies' Articles of Association is attached to this explanatory memorandum. The Dutch version of the draft deed of amendment is available at the offices of New Skies at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands.

All seven existing members of the Supervisory Board will continue to be entitled to the full amount of their current year annual fees and stipends previously approved by shareholders at New Skies' Annual General Meeting of shareholders held on 13 May 2004.

Under the recommendation of the Management Compensation and Development Committee of New Skies, New Skies' Supervisory Board has approved certain new compensation arrangements that are designed to (i) retain and motivate employees pending the consummation of the Transaction and (ii) compensate a limited number of New Skies' employees for extraordinary efforts in connection with the Transaction ("Completion Bonuses"). Each of the arrangements provides for enhanced severance benefits if the employment of covered employees is terminated within two years after a Change in Control (which is defined in the respective compensation arrangements and would include the consummation of the Asset Sale) by New Skies (or its successor) without "Cause" or by the employee for "Good Reason," as defined in the respective compensation arrangements (a "Qualifying Termination"). Each of the arrangements also provides for the payment of pro rata bonuses for the year in which any Change in Control occurs in lieu of (i) regular annual equity awards (the "Equity Payments") and (ii) regular annual cash bonuses ("Annual Bonuses").

In the case of members of the Executive Management Committee of New Skies ("EMC Members"), which is composed of its six senior executives, the new compensation arrangements take the form of amendments to existing employment agreements. Pursuant to the amendments, in the event of a Qualifying Termination, the EMC Member is entitled to enhanced severance benefits equal to a multiple (two and one-half for Mr. Goldberg and two for other EMC Members) of the sum of the EMC Member's base salary and the average annual bonus earned by the EMC Member during the two years prior to termination, as well as a pro rata bonus in respect of his service prior to his termination of employment, continued medical insurance and outplacement assistance. In addition, in the event of a Qualifying Termination, restrictions on the ability of the EMC Member to enter into new employment are waived.

New Skies' Supervisory Board has also approved new compensation arrangements for approximately forty additional executives of New Skies ("Key Employees") as well as the remaining approximately 200 other employees of New Skies ("Other Employees"). Under such arrangements, upon the consummation of a Change in Control, each Key Employee may be awarded a Completion Bonus in an amount, to be determined by Mr. Goldberg, of up to one-half of such Key Employee's base salary. In addition, in the event of a Qualifying Termination, a Key Employee or Other Employee is entitled to enhanced severance benefits of between one-half to one and one-half times of such employee's base salary (in the case of a Key Employee, less the amount of any special bonus referred to in the preceding sentence). Any existing restrictions on the ability of Key Employees or Other Employees to enter into new employment following termination of employment will be waived in the event of any termination within two years after a Change in Control.

New Skies estimates that the aggregate amount of the payments to employees required to be made upon the occurrence of a Change in Control for Equity Payments and Completion Bonuses will not exceed U.S.$3.75 Million (before taking into account Equity Payments for New Skies' Supervisory Board (as separately discussed below)). At this time, New Skies has not granted, or committed to grant, any Completion Bonuses. The aggregate cost of any enhanced severance benefits will depend principally on the number of employees whose employment is terminated in a Qualifying Termination. The severance benefits that would be received by EMC Members in the event of a Qualifying Termination in 2005, as well as the Annual Bonuses and Equity Payments to be made at Closing to EMC and Supervisory Board Members, all of which are calculated on the assumption that the Transaction closes on 31 December 2004, are set forth in Figure 9.1 below.

In accordance with the Articles of Association of New Skies, shareholders will be asked at the EGM to vote on the Supervisory Board Compensation Resolution, the approval of which would permit members of the Company's Supervisory Board to also receive Equity Payments. As has been arranged for the EMC Members, the Key Employees and the Other Employees, New Skies' Supervisory Board has proposed that Equity Payments likewise be made to members of New Skies' Supervisory Board upon the occurrence of a Change in Control of an amount equal to 1/3 of the "value" of the fully applicable equity award for the Supervisory Board member for February 2003 with regard to 2002 performance, pro-rated from 1 January 2004 to the date on which the Change in Control occurs. This payment will be credited against any equity award the Supervisory Board member may thereafter receive for the period in which the Change in Control occurs. Value is determined in a manner consistent with prior practice. If the Closing were to take place on 31 December 2004, for example, the Equity Payments to the Supervisory Board members will be approximately U.S.$82,000 in the aggregate.

No discussions have taken place to date between any member of New Skies' management and Blackstone or any its affiliates (including Parent or Purchaser) regarding future employment, compensation or benefit arrangements, and there are no commitments, understandings or agreements between any member of New Skies' management and Blackstone or any of its affiliates with respect to any such arrangements. New Skies does, however, anticipate that, after the approval of the Transaction by New Skies' shareholders, members of New Skies' management will engage in discussions with Blackstone, Parent or Purchaser concerning such arrangements (which may include options or other equity-based compensation).

Figure 9.1    Change in control and severance payments

	Payments at Closing in thousands of U.S. dollars		Severance Payments in thousands of U.S. dollars
	2004 Annual Bonus (2) (3)	Equity Payment (2) (4)	Lump Sum Payment (2) (5) (9)		Outplacement Assistance (7)	Continuation of Medical Benefits (8)
EMC Members:
D.S. Goldberg, CEO(1)	208	240	1,773		25	21
A.M. Browne, CFO(1)	115	124	1,130		25	15
T.E. Rubin, General Counsel	96	106	657	(10)	25	13
S.J. Sprague, SVP Sales	120	70	699		25	26
M.C. Schwartz, SVP Marketing & Corporate Development(6)	111	95	775		25	16
S.J. Stott, CTO (1)	89	93	875		25	15
Total EMC Members	739	728	5,909		150	106
Supervisory Board Members:
T.M. Seddon	N/A	20	N/A		N/A	N/A
J.W. Kolb	N/A	10	N/A		N/A	N/A
G.D. Mueller	N/A	10	N/A		N/A	N/A
C. Seguin	N/A	11	N/A		N/A	N/A
A.S. Ganguly	N/A	10	N/A		N/A	N/A
S.K. Fung	N/A	10	N/A		N/A	N/A
N. Kroes	N/A	11	N/A		N/A	N/A
Total Supervisory Board Members	N/A	82	N/A		N/A	N/A

(1)	The Management Board is comprised of Messrs. Goldberg, Browne and Stott.

(2)	Assumes the Transaction closes on 31 December 2004. If the Transaction closes prior to that time, all amounts payable with respect to 2004 will be proportionately reduced. If the Transaction closes in 2005, all amounts payable will be proportionately increased.

(3)	The amount of the Annual Bonus for 2004 is the target bonus for each EMC Member.

(4)	This amount reflects the Equity Payments referenced above.

(5)	As described above, equal to a multiple (two and one-half for Mr. Goldberg and two for other EMC Members) of the sum of the EMC Member's base salary and the average annual bonus earned by the EMC Member during the two years prior to termination.

(6)	The 2003 bonus earned by Mr. Schwartz has been annualized.

(7)	EMC Members are entitled to reimbursement of expenses they incur for outplacement services up to a maximum of U.S.$25,000. It has been assumed that all EMC Members fully utilize this benefit, but the actual cost may be less.

(8)	The EMC Members are entitled to continuation of their medical benefits until the earlier of (i) their obtaining equivalent benefits from a subsequent employer, or (ii) for Mr. Goldberg, two and one-half years, and the other EMC Members, two years following a Qualifying Termination. The amounts above assume that the medical benefits are paid for the maximum length of time and is based on the present value of the cost of medical care, which may increase or decrease in the future.

(9)	EMC Members are also entitled (i) a bonus prorated from the date of the Change in Control to the date of a Qualifying Termination, and (ii) accrued and unpaid base salary, bonus, vacation and any other accrued but unpaid compensation. In addition, while at this time New Skies has not granted, or committed to grant, any Completion Bonuses, the Supervisory Board has the discretion to grant Completion Bonuses to EMC Members.

(10)	The amount of the Base Salary and Annual Bonuses of Mr. Rubin have been adjusted on an equitable basis to reflect Mr. Rubin's higher Base Salary and on-target bonus eligibility following his appointment as General Counsel.

10    Appointment of liquidator and custodian

NSS Liquidator has been nominated by the Supervisory Board to be appointed by New Skies' shareholders to act as New Skies' liquidator (vereffenaar) to be effective immediately after the Closing. NSS Liquidator will be assisted by FCA which will provide accompanying liquidation support services. Biographical information on the sole managing director of NSS Liquidator, Mr. Timothy C. Koster, can be found in Exhibit 10.1 below. Should Mr. Koster be unwilling or unable to act as the managing director of NSS Liquidator for any reason, FCA has agreed to make available another qualified person to be agreed upon by New Skies' Supervisory Board.

The Supervisory Board has proposed that NSS Liquidator and FCA be remunerated (before taking into account applicable Dutch Value Added Tax and any reasonable out-of pocket expenses that may be incurred by NSS Liquidator or FCA, including financial, legal and tax advisory fees, in each case to be reimbursed by New Skies) (i) a fixed retainer of €50,000 per year for certain services of NSS Liquidator, (ii) a fixed retainer of €7,000 for certain services of FCA and (iii) a variable hourly fee calculated in accordance with the following hourly rates (which hourly rates will be adjusted for inflation on 1 January of each year beginning on 1 January 2005) for certain other services of NSS Liquidator and FCA:

Partner (including Mr. Koster)	€285
Associate	€150-175
Administrative staff	€95
Support staff	€55

In addition, the members of New Skies' Supervisory Board have nominated New Skies' Supervisory Board (which will then be comprised of not more than three members) to be responsible for supervising and overseeing the liquidation of the Company to be effective immediately after the Closing. For further information on the impact of the Transaction on New Skies' Supervisory Board, see "Impact of Transaction on employees and members of the Supervisory Board, Management Board and Executive Management Committee, and positive advice of the (interim) works council".

New Skies is in the process of arranging directors and officers liability insurance policies to cover the acts and omissions of NSS Liquidator and FCA, and New Skies' Supervisory Board in its function of supervising the liquidation.

At the EGM, shareholders will be asked to, inter alia (i) appoint NSS Liquidator as liquidator of New Skies, (ii) approve the remuneration of NSS Liquidator and FCA, (iii) appoint New Skies' Supervisory Board as the party responsible for supervising New Skies' liquidation and (iv) amend New Skies' Articles of Association (see "Amendment of the Articles of Association").

In accordance with the Articles of Association of New Skies, New Skies' liquidator must designate a custodian to keep the books and records of New Skies for a period of seven years after the liquidation of New Skies. NSS Liquidator has designated Purchaser to be appointed as custodian at the EGM.

Exhibit 10.1: Biographical information on Mr. Timothy C. Koster

Timothy C. Koster (1957) is a managing director and principal of Freeland Group and Freeland Corporate Advisors NV in Rotterdam. Mr. Koster is currently also liquidator of formerly Dutch publicly listed Rodamco North America NV i.l. and managing director of a number of Dutch listed investment companies, including DIM Vastgoed NV. Previously, Mr. Koster was general counsel of Rodamco N.V. and Rodamco Continental Europe B.V., senior legal counsel of Mountleigh International Plc/Mountleigh Coroco Holding B.V. and an attorney with Trenité van Doorne. Mr. Koster is also principal of DBR Asset Management, LLC, a U.S. investment management firm, based in Fort-Lauderdale, Florida.

11    Amendment of the Articles of Association

The current Articles of Association of the Company provide that the shareholders of the Company must appoint a person or persons to supervise the liquidation process. New Skies' Supervisory Board recommends that it be appointed to supervise this process.

Existing members of New Skies' Supervisory Board will determine prior to the Closing the appropriate size of the Supervisory Board to supervise the liquidation. Should the existing Supervisory Board be of the opinion (at some stage closer to the Closing) that New Skies' liquidation should be a fairly straight-forward process, all existing supervisory directors, with the exception of the chairman of the Supervisory Board, Mr. Terry Seddon, will resign. In that event, Mr. Terry Seddon will act as the sole member of New Skies' Supervisory Board and as the person supervising the liquidation process. Conversely, should the existing Supervisory Board believe that New Skies' liquidation may involve a more complicated process, one or two more supervisory directors, in addition to Mr. Terry Seddon, will serve as members of the Supervisory Board and as the persons supervising the liquidation process.

As New Skies' current Articles of Association provide that the Company's Supervisory Board must be comprised of at least three members, the Supervisory Board has proposed that the Articles of Association of the Company be amended so as to permit the Supervisory Board to be comprised of between one and eleven members (inclusive).

An unofficial English translation of the draft deed of amendment of the Articles of Association is included in this explanatory memorandum. The Dutch draft deed of amendment of the Articles of Association is available for inspection at the offices of New Skies.

FAIRNESS OPINION

5 June 2004

The Supervisory Board and the Management Board
New Skies Satellites N.V.
Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

Dear Sirs

Proposed acquisition of the assets of New Skies Satellites N.V. ("New Skies")

The Supervisory Board and Management Board of New Skies have requested Rothschild's opinion as to the fairness, from a financial point of view, to the holders of ordinary shares of New Skies of the consideration to be received by such holders in the transactions (the "Transaction") pursuant to the Acquisition Agreement (the "Agreement") by and among, inter alia, New Skies, and certain affiliates of Blackstone Communications Partners I L.P. and Blackstone Capital Partners IV L.P. and affiliated funds (collectively, "Blackstone").

Pursuant to the Agreement (i) New Skies (or the appropriate subsidiary or affiliate of New Skies) will sell, assign, transfer, convey and deliver to Blackstone, and Blackstone will purchase from New Skies (or such subsidiary or affiliate), the Assets for an aggregate purchase price of U.S.$7.96 per diluted share, subject to adjustment in accordance with the Agreement, (ii) Blackstone will assume and satisfy and perform all of the Assumed Liabilities, other than the Retained Liabilities and (iii) upon receipt by New Skies of such purchase price, the Distribution and Liquidation Procedure shall be implemented. Capitalized terms used herein and not separately defined shall have the meanings set forth in the Agreement.

In giving our opinion we have assumed, with New Skies' consent and without independent verification, that at least U.S.$7.96 per share will be distributed to holders of New Skies' ordinary shares in the Distribution and Liquidation Procedure, and that the distributions contemplated by such procedure will be made in the time periods contemplated by the Agreement. Management of New Skies has advised us that these assumptions are consistent with its expectations, based on its knowledge of New Skies' business and advice received from its legal and tax advisors. Rothschild has not independently analyzed or verified the business, legal or tax matters (including, without limitation, any Dutch surtax or withholding tax that may be applicable) that could affect the amount or timing of distributions to shareholders of New Skies.

In arriving at the opinion set out below, Rothschild has: (i) reviewed the financial terms of the Transaction; (ii) reviewed the annual reports, quarterly reports and press releases of New Skies; (iii) reviewed certain internal financial analyses and forecasts for New Skies prepared, endorsed and provided to us by management; (iv) held discussions with members of the senior management of New Skies regarding its past and current business operations, its financial condition and future prospects, and the financial advantages of the Transaction under consideration; (v) reviewed the current and historic prices and trading volumes of the shares of New Skies; (vi) reviewed certain financial projections for New Skies contained in certain securities analysts' research reports; (vii) reviewed publicly available financial information regarding companies operating in the same industry sectors and markets as New Skies; (viii) reviewed the financial terms, to the extent publicly available, of certain transactions we believe to be generally comparable to the Transaction; and (ix) reviewed such other financial studies and analyses and taken into account such other matters as we deemed appropriate.

Within the context of this opinion, we have relied, without independent verification, upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for the purposes of providing this opinion. We have not made an independent evaluation or appraisal of the assets and liabilities of New Skies, and have assumed that the financial forecasts furnished by New Skies have been reasonably prepared on bases reflecting the best available estimates and judgments of the future financial performance of New Skies by its senior management.

Our opinion is based on market, economic and other circumstances as they are and can be presently evaluated. Future developments with regard to these conditions may alter the fundamentals upon which our opinion was based, in which case we will not be obliged to amend, change or confirm this opinion. This opinion does not extend to legal, accounting or fiscal aspects of the Transaction, and Rothschild does not accept any responsibility or liability in this respect.

Rothschild is acting as financial advisor to New Skies, and will receive fees for its services including the provision of this opinion. In the past Rothschild has performed certain investment banking services for New Skies.

This letter is for use only by the Supervisory Board and the Management Board of New Skies in connection with and for the purposes of its evaluation of the Transaction, and may not be used or relied on for any other purpose or relied upon for any purpose by any other person. Specifically, this opinion does not constitute a recommendation to any shareholder of New Skies as to how to vote in respect of the Transaction. This letter is not to be quoted or referred to, in any document used in connection with the Transaction, nor shall it be used for any other purposes, without the prior written consent of Rothschild.

Based upon, and subject to, the foregoing, and based upon such other matters as we consider relevant as of the date of this letter, we are of the opinion that the consideration to be received by the shareholders of New Skies in the proposed Transaction is fair, from a financial point of view, to the shareholders of New Skies.

Yours truly

N M Rothschild & Sons Limited

SUMMARY OF THE ACQUISITION AGREEMENT

The following is a summary of the principal agreement relating to the proposed sale of substantially all of the assets of New Skies Satellites N.V. ("New Skies") to Neptune One Holdings Ltd., ("Parent") and Munaro Holding B.V. ("Purchaser") and the subsequent distribution of the purchase price paid by Purchaser to New Skies' shareholders and liquidation of New Skies. The following summary description of the Acquisition Agreement among New Skies, Parent and Purchaser (the "Acquisition Agreement"), dated as of 5 June 2004, is qualified in its entirety by reference to the complete text of the agreement, a copy of which is available on New Skies' website (www.newskies.com) and at the offices of New Skies at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands and will be available at the EGM. The Company has also furnished a copy of the Acquisition Agreement to the SEC on a Form 6-K which may be found on the SEC's website (www.sec.gov). All capitalized terms not defined in this Summary of the Acquisition Agreement shall have the respective meanings given to such terms elsewhere in this explanatory memorandum.

ACQUISITION AGREEMENT

The Asset Sale

Pursuant to the Acquisition Agreement, Purchaser directly or indirectly will acquire either (i) all of New Skies' assets, including the shares of all of New Skies' subsidiaries (the "Direct Transfer") or (ii) all of the shares of a wholly-owned subsidiary of New Skies to which New Skies will have transferred substantially all of its assets and liabilities prior to the Closing (the "Alternative Transfer"). A reference to the "Asset Sale" below means either the Direct Transfer or the Alternative Transfer. The aggregate cash purchase price in the Asset Sale is equal to U.S.$956,099,550, plus any transfer taxes payable by New Skies or any of its affiliates in connection with the Asset Sale. The purchase price will be increased to the extent New Skies receives cash proceeds upon the exercise of its stock options or rights to acquire shares in the Company after 5 June 2004 and will be decreased to the extent Purchaser has to withhold any income or capital gains taxes with respect to the transactions contemplated by the Acquisition Agreement or New Skies makes any distribution to its shareholders or redeems or repurchases any of its shares after 5 June 2004 and prior to the Closing.

New Skies will retain certain assets consisting primarily of U.S.$900,000 in cash that will be used to pay expenses in connection with the liquidation of New Skies (the "Liquidation") as well as the related liquidation distributions of the cash proceeds of the Asset Sale to New Skies' shareholders (the "Distribution"). Prior to the Closing, New Skies will use its reasonable best efforts to cancel all outstanding stock options and outstanding rights to acquire shares in New Skies. Holders of options or rights will be entitled to receive a cash amount for each share of New Skies subject to the option or right equal to the amount of the purchase price allocated per share in the Distribution less the applicable per share exercise price.

Purchaser will assume all indebtedness, liabilities and obligations of New Skies, other than (1) certain taxes that may be payable by New Skies solely as a result of the consummation of the Asset Sale, (2) any liabilities under New Skies' equity incentive plans incurred prior to the Closing, (3) any liabilities arising in connection with the Distribution and the Liquidation and (4) any liabilities of New Skies arising from activities that occur after the date of the Closing, which are not attributable, directly or indirectly, to the consummation of the Asset Sale and are not the result of compliance by New Skies with the Acquisition Agreement.

Representations and Warranties

The Acquisition Agreement contains customary public company representations and warranties of New Skies relating to, among other things: (1) organization, capitalization and similar corporate matters, (2) authorization, (3) regulatory reports and financial statements, (4) absence of undisclosed liabilities and changes since the beginning of 2004, (5) insurance, (6) consents and approvals, (7) litigation, (8) contracts material to the operations of New Skies, (9) permits and compliance with applicable law, (10) employee matters, (11) taxes and (12) New Skies' satellites.

All representations relating to the assets and business of New Skies are qualified by references to "materiality" or a specified materiality threshold defined as "Material Adverse Effect" and therefore would be deemed to be breached only if a breach would result in an event, change or circumstance that is materially adverse to the assets, liabilities, operations, business, results of operations or financial condition of New Skies and its subsidiaries taken as a whole, or to New Skies' ability to consummate the Asset Sale. Events, circumstances, effects and changes in applicable law, GAAP principles, the economies and the industries in which New Skies operates or resulting from New Skies' compliance with the Acquisition Agreement would not be considered in the determination of whether a Material Adverse Effect has occurred except to the extent these events, circumstances, effects and changes in applicable law or the economies and the industries in which New Skies operates have a disproportionate effect on New Skies as compared to others in its industry.

The Acquisition Agreement also contains customary representations and warranties of Parent and Purchaser, relating to, among other things: (1) organization and similar corporate matters, (2) authorization, (3) consents and approvals, (4) regulatory matters and (5) financial ability to consummate the Asset Sale.

The representations and warranties set forth in the Acquisition Agreement will terminate at the Closing and therefore no party will have the right following the Closing to assert any breach of these representations or warranties.

Covenants and Other Agreements

The Acquisition Agreement contains customary covenants and agreements by New Skies, Parent and Purchaser regarding various matters, including:

Reasonable Best Efforts.    Each of the parties is to use its reasonable best efforts to cause the consummation of the Asset Sale.

Conduct of Business.    New Skies has agreed to operate its business in the ordinary course consistent with past practice during the period between signing and the Closing. New Skies is also prohibited from taking certain enumerated actions without the consent of Parent.

Access to Information.    New Skies agreed to give Parent and Purchaser access to information regarding its business and assets prior to the Closing, subject to maintaining the confidentiality of this information.

Board Actions and Shareholders Meeting.    Subject to certain exceptions that are discussed below, New Skies' Management and Supervisory Boards (the "Boards") are required to recommend to New Skies' shareholders to vote at the EGM in favor of the Transaction Resolution (as described above in this explanatory memorandum). The Boards cannot withdraw or modify this recommendation in a manner adverse to Parent or Purchaser except in certain limited cases, as described below. The affirmative vote of holders of a majority of the outstanding New Skies shares represented at the EGM will be required for the approval of the Transaction Resolution (the "Shareholders Vote").

Acquisition Proposals.    New Skies has agreed not to solicit, facilitate or enter into any agreement providing for an acquisition proposal by a third party that provides for a merger or similar transaction with New Skies or an acquisition of more than 10% of the capital stock of New Skies or more than 10% of its consolidated assets (an "Acquisition Proposal").

Prior to the EGM, New Skies may respond to an unsolicited Acquisition Proposal made by a third party if the Boards determine in good faith that such Acquisition Proposal is reasonably likely to lead to a Superior Proposal. A "Superior Proposal" means an unsolicited Acquisition Proposal with respect to which the Boards have determined in good faith, after consultation with their financial and legal advisors and taking into account all relevant factors, that such Acquisition Proposal, if accepted, would result in a transaction more favorable from a financial point of view to New Skies' shareholders and that such Acquisition Proposal is reasonably capable of being consummated. As described below, in the event

Parent or New Skies terminates the Acquisition Agreement in connection with a Superior Proposal, New Skies would be required to pay Parent a cash amount of U.S.$20 million in certain circumstances.

Indemnification of Directors and Officers.    Purchaser has agreed to assume liability for New Skies' obligations with respect to the rights to exculpation and indemnification of current and former directors and officers of New Skies for acts and omissions occurring prior to the date of the Closing. For a period of six years following the date of the Closing, Parent is obligated to maintain in effect insurance policies of at least the same coverage as the existing directors' and officers' liability insurance, subject to a cap on the costs of these policies of 300% of the last annual premium paid by New Skies. In addition, Parent will indemnify, defend and hold harmless each present and former director and officer, to the same extent as presently provided in the Articles of Association of New Skies, and the liquidator appointed at the EGM from all losses arising out of any action or omission occurring at or prior to the date of the Closing, subject to customary exceptions for, among other things, material breaches of the Acquisition Agreement, criminal conduct or bad faith.

Expenses.    Each party has agreed to pay the fees, expenses and disbursements incurred by it in connection with the negotiation and preparation of the Acquisition Agreement; however, Parent has agreed to assume and pay all fees and expenses of New Skies incurred and not paid prior to the Closing.

Financing.    Parent and Purchaser are to use commercially reasonable efforts to obtain debt financing in the aggregate amount of U.S.$760 million on the terms and conditions described in the debt financing commitment letters delivered to New Skies prior to the signing and to negotiate definitive agreements with respect to the debt financing. In addition, two investment funds affiliated with Parent have provided to Parent equity financing commitment letters to complete the funds necessary to finance the Asset Sale.

New Skies' Liquidation.    Parent and Purchaser have agreed to use their reasonable best efforts to assist New Skies in the Liquidation and the Distribution.

Employee Arrangements.    Employees of New Skies whose employment contracts are governed by the laws of The Netherlands will become the employees of Purchaser on the same terms and conditions applicable to these employees prior to the date of the Closing. Purchaser will also arrange for a pension plan and a pension plan provider upon terms and conditions that do not result in any adverse effect on the benefits received by these employees. Purchaser will provide all other employees of New Skies and its subsidiaries with compensation and benefits and pension plans that are, in the aggregate, comparable in all material respects to the compensation, benefits and plans applicable to those employees prior to the Closing (other than equity-based compensation) for a period of twelve months following the date of the Closing.

Tax Matters

New Skies will be responsible for taxes that arise in connection with the Asset Sale (other than transfer taxes). Purchaser is obligated to indemnify New Skies against all transfer taxes arising in connection with the Asset Sale and tax liabilities (excluding certain specified retained liabilities) of New Skies due to any tax authority with respect to any period before the date of the Closing. Generally, New Skies will not be indemnified for tax liabilities, if any, of New Skies due to any tax authority with respect to any period after the date of the Closing or arising in connection with the Asset Sale (other than transfer taxes).

Closing Conditions

The obligations of New Skies, Parent and Purchaser to consummate the Asset Sale are subject to the satisfaction or waiver of certain conditions, including:

•	the approval of the Transaction Resolution by the Shareholders Vote;

•	the receipt of applicable approvals and the expiration or early termination of any waiting periods required under applicable antitrust or foreign investment laws of The Netherlands, the European Union, the United States and, except as do not and would not reasonably be expected to have, individually or in the aggregate a Material Adverse Effect, any other jurisdiction;

•	the receipt of a written permission of the Dutch Ministry of Economic Affairs or the Dutch Telecommunications Agency (Agentschap Telecom) (the "AT") and the approval of the United States Federal Communications Commission ("FCC");

•	the absence of any law, governmental action or proceeding which prevents, restrains or prohibits the consummation of the Asset Sale, except for laws, actions and proceedings that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

•	the receipt of required authorizations, consents and approvals from any governmental authority, except for authorizations, consents or approvals that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

The obligations of Parent and Purchaser to consummate the transactions contemplated by the Acquisition Agreement are subject to the satisfaction or waiver of certain conditions, including:

•	the representations and warranties made by New Skies must be true, except where the failures to be true would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

•	the performance by New Skies in all material respects of all covenants and agreements required to be performed by it under the Acquisition Agreement on or before the Closing;

•	the required approvals of the AT and the FCC do not impose any conditions that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Purchaser, Parent or any of their affiliates or a Material Adverse Effect;

•	the entry of an order or publication of notice by the FCC updating the "Permitted Space Station List" to reflect Purchaser as the new owner and operator of New Skies' satellites on terms and conditions that, individually or in the aggregate, do not have, and would not reasonably be expected to have a material adverse effect on Parent, its affiliates or Purchaser or a Material Adverse Effect;

•	the receipt by Purchaser of a written permission from the Dutch Ministry of Economic Affairs or the AT which is substantially the same in terms of the rights and obligations pertaining to orbital slots and frequencies as the written permission granted to New Skies, except for differences that would not reasonably be expected to have a material adverse effect on Purchaser, Parent or their affiliates or constitute a Material Adverse Effect;

•	the receipt of either a determination in writing that 47 U.S.C. § 761(a) does not apply to the Asset Sale, or an affirmative determination pursuant to 47 U.S.C. § 761(a) that the Asset Sale will not harm competition in the telecommunications market in the United States;

•	the receipt of debt financing on terms and conditions no less favorable than those included in the debt financing commitment letters provided to New Skies, and to the extent these terms are not reflected in the commitment letters, then on terms which are reasonable and customary; and

•	receipt of all necessary consents, except for the consents the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

The obligation of New Skies to consummate the transactions contemplated by the Acquisition Agreement is subject to the fulfillment or waiver of certain conditions, including:

•	the representations and warranties made by Parent and Purchaser must be true, except where the failure to be true would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on their ability to perform their respective obligations under the Acquisition Agreement; and

•	the performance by Parent and Purchaser in all material respects of all covenants and agreements required to be performed by them under the Acquisition Agreement on or before the Closing.

Termination and Effects of Termination

The Acquisition Agreement may be terminated prior to the Closing, although certain termination events may require New Skies to make a cash payment to Parent:

•	by mutual written consent of New Skies and Parent;

•	by New Skies or Parent, if the date of the Closing does not occur by 5 April 2005 provided that if the only condition to Closing that has not been satisfied by that date is securing applicable regulatory approvals, this date would be postponed until 5 September 2005;

•	by New Skies or Parent, if the Shareholders Vote is not obtained; however, if at or prior to the EGM, a third party has made an Acquisition Proposal that provides for the acquisition of at least 20% of the capital stock of New Skies or 10% of its assets, and, within twelve months of the termination, New Skies enters into a definitive agreement regarding, or consummates this or any other Acquisition Proposal that also provides for the acquisition of at least 20% of the capital stock of New Skies or 10% of its assets, New Skies would pay a cash amount of U.S.$20 million to Parent following entry into that agreement or such consummation;

•	by New Skies or Parent, if any governmental authority has issued an order or enacted a law or taken a final, non-appealable action to permanently enjoin or prohibit the Asset Sale except for laws, orders or actions that do not and would not reasonably be expected to have a material adverse effect on Purchaser, Parent or any of their affiliates or a Material Adverse Effect;

•	by New Skies, if Parent or Purchaser is in breach of its representations, warranties, covenants or agreements and this breach has not been cured within fifteen days after receipt of notice of this breach and this breach has or would reasonably be expected to have a material adverse effect on Parent's or Purchaser's ability to perform their respective obligations under the Acquisition Agreement;

•	by New Skies, prior to the EGM, if it accepts a Superior Proposal and pays a cash amount of U.S.$20 million to Parent prior to or concurrently with the termination;

•	by New Skies, if either a court issues an order ruling that the resolutions passed by the Boards or by New Skies' shareholders violate any applicable law or an order restraining, enjoining or prohibiting these resolutions or the Asset Sale, or if the Enterprise Chamber of the Court of Appeal of Amsterdam orders an investigation and any provisional measure ("Enterprise Chamber Investigation"); provided that (i) New Skies shall have used its reasonable best efforts to defend any such order, (ii) in the case of an Enterprise Chamber Investigation, New Skies' Supervisory Board shall have determined in good faith, after consultation with its legal advisors, that there is a reasonable likelihood that the Enterprise Chamber Investigation would lead to material adverse consequences to and that termination is in the best interests of New Skies, its business or its stakeholders and (iii) if within twelve months of such termination, New Skies enters into a definitive agreement regarding or consummates any Acquisition Proposal that provides for the acquisition of at least 20% of the capital stock of New Skies or 10% of its assets, New Skies would pay a cash amount of U.S.$20 million to Parent following entry into that agreement or such consummation;

•	by New Skies, if the debt financing commitment letters provided by Parent terminate and Parent fails to provide a renewal of, or a substitute for, the debt financing commitment letters on terms and conditions comparable in all material respects to the terms and conditions contemplated in the debt financing commitment letters previously delivered to New Skies or on terms which are not more adverse to New Skies;

•	by Parent, if New Skies is in breach of its representations, warranties, covenants or agreements and this breach has not been cured within fifteen days after receipt of notice of this breach and this breach has or would reasonably be expected to have a Material Adverse Effect; or

•	by Parent, if prior to the EGM, (1) the Boards fail to recommend or withdraw their recommendation that shareholders vote in favor of the transaction, (2) the Boards approve or recommend any

Acquisition Proposal or (3) any person or group becomes the beneficial owner of 50% or more of the outstanding New Skies shares; in each case, New Skies would pay a cash amount of U.S.$20 million to Parent following termination.

Governing Law

The Acquisition Agreement is governed by, and construed in accordance with, the laws of The Netherlands. New Skies, Parent and Purchaser have agreed that proceedings relating to the Acquisition Agreement will be subject to the exclusive jurisdiction of the District Court in The Hague, The Netherlands.

HISTORY OF NEW SKIES AND REVIEW OF CURRENT POSITION

New Skies is a satellite communications company with global operations and service coverage. The Company was incorporated on 23 April 1998 as a limited liability company (naamloze vennootschap) organized under the laws of The Netherlands. New Skies began independent operations as a privatized, commercial spin-off from INTELSAT, an intergovernmental organization, on 30 November 1998. At that time, INTELSAT transferred to the Company certain assets and liabilities, including satellites and related contracts. Since that time, the Company has renewed and augmented its inherited assets through the launch of new satellites, the acquisition of ground-based facilities and the purchase of an Australian-based provider of satellite-based services. New Skies completed its IPO in October 2000 and listed its ordinary shares on the official segment of Euronext Amsterdam and its ADSs on the NYSE.

The headquarters of New Skies' operations is in The Hague, The Netherlands. The Company has established sales and marketing regional offices or liaison offices in Beijing, New Delhi, São Paulo, Sydney, Singapore and Washington D.C., to provide regional sales support to its worldwide customer base.

Today, New Skies operates a network of five satellites located at five different fixed orbital positions above the earth, including two satellites that the Company has designed, constructed, launched and placed in commercial operation since its creation in 1998. New Skies also has one additional satellite (NSS-8) that is currently under construction. Based on information from Boeing Satellites Systems, Inc., the Company expects that NSS-8 will be in service in the second quarter of 2005. New Skies' customers can access one or more of its geostationary satellites from almost any point around the world. New Skies also has ground-based infrastructure to operate its satellite network and to provide additional services to access the terrestrial communications network for data, voice, video and Internet services. The Company has developed and expanded the business it inherited – the simple provision of satellite-based transponder capacity to telecommunications carriers and to brokers and integrators who resell it to third parties – into a broader business where the Company also provides value-added services and bundled products directly to a broader base of customers further down the communications distribution chain.

New Skies' business strategy is to offer a seamless global satellite network to meet its customers' requirements for the transmission of their video, voice and data services. The Company combines its satellite resources with ground-based communications facilities, some of which the Company owns and others which it procures through third parties, as needed, in order to provide customers with bundled services that meet their transmission and platform needs.

Set forth below is a description of the business of the Company. For financial information on the Company, see "FINANCIAL INFORMATION ON NEW SKIES".

New Skies' Satellites

New Skies currently operates and provides commercial services through a network of five communications satellites positioned in fixed (station-kept) geosynchronous orbits (NSS-5, NSS-6, NSS-7, NSS-703 and NSS-806). The Company has one additional satellite, NSS-8, currently under construction, and has also received authorizations from the Dutch government to use certain additional orbital locations for future satellites.

The Company's satellites are located approximately 22,300 miles (35,700 kilometers) above the earth. New Skies operates all of its satellites in station-kept mode, which means that they maintain their geosynchronous position over the equator within tightly controlled limits (plus or minus 0.050). Because of this control, most earth antennas within a satellite's beam can communicate continuously with the satellite without having to track it in orbit.

New Skies' newest satellites, NSS-6 and NSS-7, as well as its NSS-8 satellite (currently under construction), are designed to carry additional and more powerful transponders than the satellites that New Skies inherited from its predecessor at the time of its creation. To a limited extent, however, the Company's ability to use additional power and frequencies may be limited by technical and regulatory limits (including, for example, those agreed to in relevant coordination agreements). The newest satellites were also designed to provide better connectivity and to allow for more operational flexibility than its inherited satellites

New Skies' Services

New Skies currently offers satellite capacity for different applications, which may be grouped as follows:

Video Transmission

New Skies' C- and Ku-band global satellite fleet is well-suited to distribute video signals, on both a point-to-point and point-to-multipoint basis, to ground-based broadcasting systems around the world, directly to some private telecommunications networks used by businesses via small antennas, and for direct-to-home (DTH) applications. The Company estimates, based on its analysis of information provided by its customers, that video transmissions represented approximately 37% of its revenues in 2003, 41% of its revenues in 2002, and 41% of its revenues in 2001.

Data and Voice

New Skies provides transponder capacity for the operation of private data and voice networks for governments and businesses in various countries, usually through carriers, third-party resellers, and other network integrators. New Skies' satellites support high-bandwidth transmissions, which allow these customers to transmit information quickly and reliably using relatively small antennas known as VSATs (very small aperture terminals), which can be located on a business rooftop. The Company also provides transponder capacity for a number of telephone applications worldwide. In 2003, satellite capacity used for data and voice service applications grew to approximately 43% of its total revenues, increasing from approximately 32% in 2002 and 30% in 2001.

Internet-Related Services

New Skies' satellites connect Internet service providers, businesses and other customers further down the signal distribution chain who may be in locations that do not currently have a direct high speed connection to the U.S. or European Internet backbone. The Company targets Internet service providers, multinational corporations and broadcasters for IPsys® and related bundled services. To support its IPsys® service offerings, New Skies built and operates its own Network Operations Center, and has installed high-bandwidth digital video broadcast (or DVB) and frame-relay platforms at the ground facilities through which the Company connects to the Internet backbone, as well as other performance-enhancing equipment. Revenues from Internet-related traffic represented approximately 20% of New Skies' total revenues in 2003, a decrease from 27% in 2002 and 29% in 2001.

Competition

The Company is one of four global satellite operators. New Skies competes against other global, regional and national satellite operators and, to a lesser extent, with suppliers of ground-based communications capacity.

The other three global satellite operators are Intelsat, PanAmSat and SES Global, all of which have substantially larger satellite fleets than New Skies. The Company also competes with a number of nationally or regionally focused satellite operators in each region of the world, such as Eutelsat and Loral. Several of New Skies' many competitors whose operations are principally regional may expand their operations through acquisitions and alliances in an effort to become global operators or may be acquired by another regional or global operator.

Providers of ground-based services, in particular fiber optic cable operators, may provide an alternative to satellite capacity, principally on point-to-point long-distance routes, especially transoceanic routes. The growth in this capacity and the reduction in prices of that capacity have led some services (between major city hubs, including most voice and data traffic and some video traffic) to migrate from satellite to fiber optic. However, satellites may remain competitive for signals that need to be transmitted beyond the main termination points of the fiber optic cables, and in parts of the world where providing fiber optic cable capacity is not yet cost-effective.

FINANCIAL INFORMATION ON NEW SKIES

Financial information on New Skies may be found in the following filings which New Skies has made with the trade register (Handelregister) of the Chamber of Commerce (Kamer van Koophandel) in The Hague, The Netherlands under New Skies' registration number 33302535, or the SEC:

•	The 2003 Annual Report of the Company for the year ended 31 December 2003 available on New Skies' website (www.newskies.com) and on the SEC's website (www.sec.gov) on Form 6-K as filed on 15 April 2004;

•	The First Quarter Results of the Company for the quarter ended 31 March 2004 available on New Skies' website (www.newskies.com) and on the SEC's website (www.sec.gov) on Form 6-K as filed on 11 May 2004; and

•	The Annual Report filed with the SEC on Form 20-F for the year ended 31 December 2002 available on the SEC's website (www.sec.gov).

Additional financial and other information on the Company (including New Skies' management's discussion and analysis of the financial condition and the results of operation of the Company) will soon be available on the Annual Report of the Company to be filed with the SEC on Form
20-F for the year ended 31 December 2003.

Certain other information on the Company, including recent press releases and other filings made with the SEC before the date of this explanatory memorandum, are available on New Skies' website (www.newskies.com) or the SEC's website (www.sec.gov).

DEED OF AMENDMENT
OF
THE ARTICLES OF ASSOCIATION
OF
NEW SKIES SATELLITES N.V.

UNOFFICIAL ENGLISH TRANSLATION OF THE
DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION
NEW SKIES SATELLITES N.V.

On the **                                  day of **                                  two thousand and four appears before me, **                                 , notaris (civil-law notary) practising in Amsterdam:

The person appearing declares that on the nineteenth day of July two thousand and four the general meeting of shareholders of New Skies Satellites N.V., a limited liability company, with corporate seat in Amsterdam and address at: 2517 KR The Hague, Rooseveltplantsoen 4, resolved to amend the articles of association of this company and to authorise the person appearing to execute this deed.

Pursuant to those resolutions the person appearing declares that he amends the company's articles of association as follows:

I.    Article 18 paragraph 1 shall be amended:

18.1.	The Company shall have a Supervisory Board, consisting of at least one and at most eleven members. No member of the Supervisory Board may concurrently be a member of the Board of Governors of INTELSAT, or an employee, officer, or manager of INTELSAT or of any other intergovernmental organisation, including any intergovernmental organization remaining after the privatization of INTELSAT. The member of the Supervisory Board or a majority of the Supervisory Board's members shall not be a director, employee, officer, or manager of any Signatory or former Signatory to INTELSAT, or otherwise serve as a representative of any Signatory or former Signatory. The member of the Supervisory Board or a majority of the Supervisory Board's members shall be independent and shall not be employees of, and shall not be or have functions similar to officers, representatives, members of the Board of Management or members of the Supervisory Board of the Company, of any shareholder or of any group company of the Company, or of any shareholder. The Supervisory Board, after consultation with the Board of Management, may nominate one or more individuals who do not satisfy the requirements of this Article if the reasons justifying a deviation from these requirements are explained in the nomination. In response to such a nomination, the General Meeting of Shareholders may appoint such individuals notwithstanding the requirements of this paragraph.

II.    Article 19 paragraph 3 shall be amended:

19.3.	Each year, the Supervisory Board shall appoint, from its members or not, one person to serve as Chairperson and one person to serve as secretary of the Supervisory Board. The proceedings at each Supervisory Board meeting shall be recorded in minutes signed by the Chairperson and the secretary of the meeting. The minutes of the Supervisory Board meetings shall be kept at the Company's office and each member of the Supervisory Board shall be provided with copies of these minutes and be allowed to inspect them during normal business hours.

The required ministerial declaration of no-objection was granted on the ** day of ** two thousand and four, number N.V. 628.956.

The ministerial declaration of no-objection is attached to this deed. The adoption of the resolutions referred to in the head of this deed is known to the person appearing as he was present at the general meeting of shareholders referred to in the head of this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that he has taken note of the contents of the deed and agrees with the same, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris.

VOTING PROCEDURES

Introduction

The procedures for voting depend on two criteria – how you hold your shares and your personal preference. In the bullet points below, we outline the alternatives available to investors depending on how they hold their shares: either in registered form (directly from New Skies), bearer form (over Euronext Amsterdam) or ADS form (over the NYSE). The sections that follow these bullet points present the same information reorganized from the perspective of personal preference: either voting by proxy, attending the meeting and voting in person, or appointing someone else to attend the meeting and vote your shares for you. Given that there are different ways to vote your shares and in order to promote the orderly conduct of the EGM, we recommend that you vote by proxy, even if you plan on attending the EGM.

•	Holders of Registered Shares (not through any stock exchange):

If you hold ordinary shares of New Skies in registered form, then you have three options for voting your shares on all matters presented to shareholders of New Skies for a vote:

1.	You may vote by completing, signing and returning to us the enclosed Proxy Card. By returning a signed Proxy Card, you are appointing the Corporate Counsel of New Skies to attend the EGM on your behalf and to vote your shares on all matters presented to shareholders of New Skies for a vote in accordance with your instructions in the proxy. If you return a signed Proxy Card but you do not indicate your preferences, your votes will be cast to achieve the results recommended by the Management Board and/or Supervisory Board in this explanatory memorandum.

2.	You may attend the EGM and vote your shares in person.

3.	You may execute a power of attorney authorizing a third party to attend the EGM and vote your shares on your behalf.

Under Dutch law, holders of registered shares may exercise their shareholder rights only for those ordinary shares registered in their name on the day of the EGM. New Skies ordinary shares that are beneficially owned and held through Stichting Administratiekantoor NSS (the "Stichting") are registered in the name of the Stichting, and cannot be voted by the person who beneficially owns such shares. Holders of depositary receipts in the Stichting are entitled to attend the EGM but, pursuant to Dutch law, they are not entitled to vote the shares held by the Stichting at the EGM.

•	Holders of Bearer Shares (via Euronext Amsterdam):

If you hold New Skies ordinary shares in bearer form, then you have three options for voting your shares on all matters presented to shareholders of New Skies for a vote:

1.	You may vote by completing, signing and returning to us the enclosed Proxy Card. By returning a signed Proxy Card, you are appointing the Corporate Counsel of New Skies to attend the EGM on your behalf and to vote your shares on all matters presented to shareholders of New Skies for a vote in accordance with your instructions in the proxy. If you return a signed Proxy Card but you do not indicate your preferences, your votes will be cast to achieve the results recommended by the Management Board and/or Supervisory Board in this explanatory memorandum. Please note that you must attach to your Proxy Card the statement from your financial institution confirming your share ownership as described in the paragraph below.

2.	You may attend the EGM and vote your shares in person.

3.	You may execute a power of attorney authorizing a third party to attend the EGM and vote your shares on your behalf.

IMPORTANT: Under Book 2, Section 117.3 of the Dutch Civil Code in conjunction with Article 23.7 of New Skies Articles of Association, holders of bearer shares may exercise their shareholder rights only if they deposit with New Skies a written statement from the financial institution (admitted to NECIGEF)

through which they hold their interest in New Skies. The statement must certify that (i) the number of bearer shares listed in such statement belongs to the financial institution's collective depository, (ii) the person mentioned in the statement is a joint owner of the financial institution's collective depository to the extent of such number of bearer shares, and (iii) to the extent required by law, the person mentioned in the statement will continue to be the joint owner of its collective depository to such extent until after the EGM. The statement must be deposited with New Skies paying agent ABN Amro Bank N.V., on or before 13 July 2004. In effect, your bank must tell us how many shares you own and block the shares so that they cannot be traded until after the EGM.

Holders of bearer shares who wish to attend the EGM in person must register in writing by 13 July 2004 at 4 p.m. with ABN AMRO Bank N.V., via the bank or other institution associated with NECIGEF through which they hold their bearer shares, instructing that institution to provide ABN AMRO Bank N.V. with a confirmation that the relevant bearer shares will continue to be registered in the holder's name in its administration until after the EGM. Shareholders can authorize third parties to cast their vote at the meeting. The relevant power of attorney must be laid down in writing. The Company must receive the written power of attorney on or before 13 July 2004. Persons/entities entitled to attend the meeting can be requested to show proof of identity prior to admission to the meeting. We therefore request those persons/entities to bring valid identification.

•	Holders of ADSs (via NYSE):

If you hold ADSs of New Skies, then you have three alternatives for voting your shares on all matters presented to shareholders of New Skies for a vote:

1.	You may vote by completing, signing and returning the Voting Instruction Card to be provided to you by The Bank of New York by 13 July 2004. By returning a signed Voting Instruction Card, you are directing The Bank of New York to vote the ordinary shares underlying your ADSs in accordance with your instructions. The Bank of New York, in turn, will give New Skies an omnibus proxy with respect to all of the instructions it has received in a timely fashion. The proxy from The Bank of New York will appoint the Corporate Counsel of New Skies to attend the EGM on your behalf and to vote the shares underlying your ADSs on all matters presented to shareholders of New Skies for a vote, all in accordance with your instructions.

2.	You may request The Bank of New York to give you a proxy so that you can vote the ordinary shares underlying your ADSs. If you receive such a proxy, then you have three further alternatives for voting your shares:

(i)	You may vote by completing, signing and returning to us the enclosed Proxy Card. By returning a signed Proxy Card, you are appointing the Corporate Counsel of New Skies to attend the EGM on your behalf and to vote the shares underlying your ADSs on all matters presented to shareholders of New Skies for a vote, all in accordance with your instructions in the proxy in this explanatory memorandum.

(ii)	You may attend the EGM and vote your shares in person on all matters presented to shareholders of New Skies for a vote.

(iii)	You may execute a power of attorney authorizing a third party to attend the EGM and vote the shares underlying your ADSs on your behalf.

3.	You may withdraw the ordinary shares underlying your ADSs from the American Depositary Share facility. Under these circumstances, you will be treated as any other holder of our bearer shares. However, please contact The Bank of New York immediately if you prefer to withdraw your shares to verify whether there is sufficient time to allow for you to withdraw your shares before 13 July 2004 and to permit you to exercise your shareholder rights at the EGM. If you withdraw your shares from the American Depositary Share facility, they will thereafter be traded in Euro on the official list of Euronext Amsterdam and will no longer be eligible for trading in U.S. dollars on the NYSE.

IMPORTANT: If The Bank of New York does not receive voting instructions for your ADSs by 5:00 p.m., New York time, on 13 July 2004, then it will not vote the shares underlying your ADSs.

In accordance with its Articles of Association, New Skies has selected 16 June 2004 as the notional record date for the purpose of soliciting proxies from its shareholders. In accordance with Dutch law and New Skies' Articles of Association, however, only persons who are shareholders on the date of the EGM are entitled to vote at the EGM and these shareholders may only vote the number of shares held as of the date of the EGM. Consequently, proxies and voting instructions given with respect to a number of shares that is greater than the number of shares held by the shareholder on the date of the EGM will be followed in the same proportion as is indicated on the Proxy Card, but only with respect to the number of shares actually held on the day of the EGM.

How to Vote by Proxy

The solicitation of proxies is intended to facilitate the participation by shareholders in New Skies' EGM. We encourage you to send New Skies your proxy.

If you hold New Skies ordinary shares in registered form and would like to vote on the matters under consideration via proxy, please complete and sign a Proxy Card. Depending on which option you choose, this will act as an instruction to the proxyholder either: (1) to vote your shares in a manner intended to achieve the results that are recommended in this explanatory memorandum by the Management Board and/or Supervisory Board; or (2) to vote your shares as you have indicated on a Proxy Card in regard to each item. If no specification is made in the Proxy Card, the proxy will be voted by the proxyholder FOR item 2 and FOR item 3 on the EGM agenda in this explanatory memorandum.

If you hold New Skies ordinary shares in bearer form (via Euronext Amsterdam) and would like to vote on the matters under consideration via proxy, please obtain the required written statement from your financial institution through which you hold your interest in New Skies and complete and sign a Proxy Card. Depending on which option you choose, this will act as an instruction to the proxyholder either: (1) to vote your shares in a manner intended to achieve the results that are recommended by the Management Board and/or Supervisory Board; or (2) to vote your shares as you have indicated on a Proxy Card in regard to each item. If no specification is made in the Proxy Card, the proxy will be voted by the proxyholder FOR item 2 and FOR item 3 on the EGM agenda in this explanatory memorandum.

If you hold New Skies ADSs (via NYSE) and would like to vote on the matters under consideration via proxy, please complete and sign the Voting Instruction Card that will be provided to you by The Bank of New York. This will act as an instruction to The Bank of New York to vote the shares underlying your ADSs as you have indicated on the Voting Instruction Card in regard to each item. If no specification is made in the Voting Instruction Card for any Item, then The Bank of New York will not vote the shares underlying your ADSs with respect to that Item.

In the event that a shareholder wishes to use any other form of proxy, such proxy (if properly executed, as a matter of Dutch law, and presented to New Skies together with any other required documentation) shall be voted in accordance with the specification given therein. (Please note that holders of ADSs cannot vote in any fashion without the cooperation of The Bank of New York.) The proxyholder will be required to present the duly executed proxy and other required documentation to obtain admission to the EGM and to exercise the shareholder rights represented by such proxy.

For registered shareholders, the shares for which the proxy is given must be registered in the name of the shareholder on the date of the EGM. For holders of bearer shares and ADSs, the proxy must be accompanied by the required written statement from your financial institution through which you hold your interest in New Skies. Proxies and voting instructions given with respect to a number of shares that is greater than the number of shares held by the shareholder on the date of the EGM or greater than the number specified in the statement from the financial institution will be followed in the same proportion as is indicated on the Proxy Card, but only with respect to the number of shares held as a matter of record on the day of the EGM or attested to in a written statement from your financial institution.

If you wish to vote by proxy, please make sure the Proxy Card (together with your financial institution's statement, if applicable) is sent by mail or commercial courier to the attention of Mr. Fred Verhoeff, Corporate Counsel, on behalf of the Board of Management of New Skies Satellites N.V., Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands, and received not later than 13 July 2004, with a copy via fax to: +31 70 306 4201. If you do so, your votes will be cast in the manner indicated by you on the Proxy Card. You can revoke a Proxy Card by giving written notice to Mr. Fred Verhoeff, which must be received not later than 13 July 2004. In the case of ADSs, please make sure that the Voting Instruction Card is sent by mail or commercial courier to The Bank of New York, 620 Avenue of the Americas, New York, New York 10011, United States of America, which must be received not later than 13 July 2004.

How to Attend the Meeting in Person

If you hold registered shares and plan to attend the EGM and would like to vote your shares in person, please complete, sign and return the enclosed attendance form, or write a letter on your letterhead stating the name of the person (or persons) who will attend. The name(s) you provide will then be placed on the admission list for the EGM. If more than one person will attend, please indicate on the attendance form or letter which one of these persons will be authorized to vote on your behalf.

If you hold bearer shares (via Euronext Amsterdam) and plan to attend the EGM and would like to vote your shares in person, you must register in writing by 13 July 2004 at 4 p.m. with ABN AMRO Bank N.V., via the bank or other institution associated with NECIGEF through which you hold your bearer shares, instructing that institution to provide ABN AMRO Bank N.V. with a confirmation that the relevant bearer shares will continue to be registered in the holder's name in its administration until after the EGM. After registration with the ABN AMRO Bank N.V. your name will be added to the admission list. Please make sure that you bring the statement from your financial institution to the EGM.

If you hold ADSs (via NYSE) and plan to attend the EGM and would like to vote your shares in person, please obtain a proxy from The Bank of New York, 620 Avenue of the Americas, New York, New York 10011, United States of America, to vote the ordinary shares underlying your ADSs and complete, sign and return the enclosed attendance form, or write a letter on your letterhead stating the name of the person (or persons) who will attend. The name(s) you provide will then be placed on the admission list for the EGM. If more than one person will attend, please indicate on the attendance form or letter which one of these persons will be authorized to vote on your behalf.

Please ensure that the attendance form or letter, together with the financial institution statement or proxy from The Bank of New York, as applicable, is sent by mail or commercial courier to the attention of Mr. Fred Verhoeff, on behalf of the Board of Management of New Skies Satellites N.V., at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands, and received not later than 13 July 2004. Please also send a copy by fax to: +31 70 306 4201. Only those persons whose names appear on the admission list will be admitted to the EGM. Such persons may be asked to identify themselves by means of a valid passport or equivalent document issued by a national authority.

How to Designate Someone Else as Your Representative at the Meeting

You may designate another person to represent you at the EGM by executing a power of attorney designating such person to act on your behalf. An acceptable sample of such power of attorney is attached to this explanatory memorandum. Any person named in a power of attorney will also be placed on the admission list for the EGM. Please note that if you want to designate a third party to represent you at the EGM, then you must follow the procedures outlined above for attending the EGM (indicating the name of the designated third party), in addition to sending the executed power of attorney.

Please make sure the power of attorney is sent by mail or commercial courier to the attention of Mr. Fred Verhoeff, on behalf of the Board of Management of New Skies Satellites N.V., at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands, and received not later than 13 July 2004. Please also send a copy by fax to: +31 70 306 4201. If we do not receive a signed original of the properly executed power of attorney, the third party you have designated will not be able to vote on your behalf. You can revoke a power of attorney by giving written notice to Mr. Fred Verhoeff, to be received not later than 13 July 2004.

SAMPLE POWER OF ATTORNEY

[Shareholder's Letterhead]

New Skies Satellites N.V.
Attn: Mr. Fred Verhoeff
Corporate Counsel
Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

NEW SKIES SATELLITES N.V.
Extraordinary General Meeting of Shareholders
19 July 2004

THIS POWER OF ATTORNEY is made by: [supply complete name of shareholder as it appears in New Skies' shareholder register or on the statement from the financial institution through which you hold your interest in New Skies, a description of its legal status, and the complete address] (the "Shareholder").

The Shareholder hereby grants a full power of attorney to [Shareholder shall supply the following information regarding the individual to whom the shareholder gives its power of attorney: first, middle and last names, date and place of birth, and nationality] in order to represent the Shareholder at the Extraordinary General Meeting of Shareholders ("Extraordinary General Meeting") of New Skies Satellites N.V. ("New Skies"), a limited liability company organized under the laws of The Netherlands with its corporate seat in Amsterdam, The Netherlands, and its address in The Hague, The Netherlands. The Extraordinary General Meeting is to be held on 19 July 2004 in The Hague, The Netherlands. This power of attorney includes the power to be present at the Extraordinary General Meeting, to vote all                                      of the Shareholder's shares in New Skies, [if registered shares: numbered from •1 up to and including •, which are registered in the name of the Shareholder,] [if bearer shares: which are part of the collective depository of [name of financial institution], as evidenced by the accompanying statement from such financial institution,] [if ADSs: which are deposited with The Bank of New York, as depositary, as evidenced by the accompanying proxy from The Bank of New York,] and, furthermore, to do all and everything else that may in that connection be necessary or useful, to the extent permitted in New Skies' Articles of Association.

In witness whereof this power of attorney was executed this      day of                                  2004.

For and on behalf of the Shareholder2 :

____________________________________________________
(Signature)

____________________________________________________
(Printed full name of person signing)

____________________________________________________
(Printed title of person signing)

This power of attorney should be sent with any required statement of your financial institution or proxy from The Bank of New York, if applicable, and received no later than on 13 July 2004 at the address listed above.

1	If your certificate was issued before 24 August 2000, then your shares have been split in a 10:1 stock split effective that date. Therefore, please indicate the first share number on your certificate, followed by ".0" and the last share number on your certificate, followed by "0.9". For example, "100000 up to and including 100500" becomes "100000.0 up to and including 100500.9".

2	If the shares are held jointly, each registered holder must sign.

ATTENDANCE FORM

New Skies Satellites N.V.
Attn: Mr. Fred Verhoeff
Corporate Counsel
Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

NEW SKIES SATELLITES N.V.
Extraordinary General Meeting of Shareholders
19 July 2004

The undersigned hereby declares, represents and warrants that it is the holder of                  ordinary shares of New Skies Satellites N.V. ("New Skies"), which shares are held in the form of (CHECK ONE):

registered shares, with share certificate numbers •[1] through •; OR

American Depositary Shares (ADSs), as deposited with The Bank of New York, as depository, as evidenced by the accompanying proxy;

and hereby notifies New Skies that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Extraordinary General Meeting of Shareholders of New Skies (the "Extraordinary General Meeting") to be held at the Carlton Ambassador Hotel, Sophialaan 2, 2514 JP The Hague, The Netherlands, on 19 July 2004, at 10:00 a.m. (Dutch time), or any adjournment or adjournments thereof, and requests that New Skies adds his/her/its name to the admission list for the Extraordinary General Meeting.

The undersigned shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares that are (i) registered in his/her/its name on the day of the Extraordinary General Meeting or (ii) attested to in the required written statement from his/her/its financial institution through which he/she/it holds an interest in New Skies.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers this      day of                          2004.

____________________________________________________
(Signature of shareholder)2

____________________________________________________
(Printed full name of shareholder(s))

Notification should be sent with any required statement of your financial institution or proxy from The Bank of New York, if applicable, and received no later than on 13 July 2004 at the address listed above.

[1]	If your certificate was issued before 24 August 2000, then your shares have been split in a 10:1 stock split effective that date. Therefore, please indicate the first share number on your certificate, followed by ".0" and the last share number on your certificate, followed by "0.9". For example, "100000 up to and including 100500" becomes "100000.0 up to and including 100500.9".

[2]	If the shares are held jointly, each registered holder must sign.

AGENDA

REGISTERED WITH THE CHAMBER OF COMMERCE AND INDUSTRY FOR
HAAGLANDEN, THE NETHERLANDS, UNDER NO. 33302535

MEETING AGENDA
NEW SKIES SATELLITES N.V.
2004 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
19 JULY 2004

The Extraordinary General Meeting of Shareholders (the "Extraordinary General Meeting") of New Skies Satellites N.V. ("New Skies") will be held on Monday, 19 July 2004 at the Carlton Ambassador Hotel, Sophialaan 2, 2514 JP The Hague, The Netherlands, and will begin at 10:00 a.m. The Agenda for the Extraordinary General Meeting is as follows:

I.	Opening of the meeting.

II.	Proposal to:

(a)	approve the Asset Sale as described in the accompanying explanatory memorandum (the "Asset Sale");

(b)	approve the liquidation of New Skies (which includes the plan of distribution) conditional upon and to commence after the closing of the Asset Sale;

(c)	appoint custodian (bewaarder) of New Skies' books and records, to be effective upon the completion of the liquidation of New Skies;

(d)	appoint New Skies' liquidator (vereffenaar), to be effective immediately after the closing of the Asset Sale;

(e)	approve the remuneration of New Skies' liquidator (vereffenaar) to be effective immediately after the closing of the Asset Sale;

(f)	approve the termination of New Skies' Supervisory Board Stock Option Plan and Restricted Stock Plan, to be effective immediately after the closing of the Asset Sale;

(g)	reduce the size of New Skies' Supervisory Board in order to set the number of members of the Supervisory Board at a number equal to the number of members of the Supervisory Board who shall be in office immediately after the closing of the Asset Sale and appointment of such members, in each case, conditional upon and after the closing of the Asset Sale;

(h)	to designate person(s) to be responsible for supervising New Skies' liquidation, to be effective immediately after the closing of the Asset Sale; and

(i)	to amend New Skies' Articles of Association so as to allow for the Supervisory Board to be comprised of between one and eleven members (inclusive) and to authorise in connection with the amendment of the Articles of Association any and all members of the Board of Management as well as any and all lawyers and paralegals practising with De Brauw Blackstone Westbroek N.V. to apply for the required ministerial declaration of non objection on the draft mentioned as well as to execute the notarial deed of amendment to the Articles of Association.

III.	Proposal to approve the compensation of the members of the Supervisory Board.

IV.	Questions.

V.	Closing of the meeting.

PLEASE USE THIS CARD IF YOU HOLD **REGISTERED SHARES** OR **BEARER SHARES** AND WISH TO VOTE BY PROXY, OR IF YOU HAVE A PROXY FROM THE BANK OF NEW YORK

This is a proxy card for the Extraordinary General Meeting of Shareholders of New Skies Satellites N.V. ("New Skies"), to be held on Monday, 19 July 2004 at the Carlton Ambassador Hotel, Sophialaan 2, 2514 JP The Hague, The Netherlands, beginning at 10:00 a.m. If you hold New Skies ordinary shares, in either registered or bearer form, and would like to vote on matters under consideration, please complete this proxy card and return the signed original card by mail or commercial courier to:

Please also fax a copy to: +31 70 306 4201. To be valid, we must receive your proxy, together with a statement from your financial institution or a proxy from The Bank of New York, if applicable, on or before Tuesday 13 July 2004.

Please use this proxy card exactly as provided to you.

Please fill in the blanks below:

Name of Shareholder (as printed on the share certificate or financial institution statement):

____

located in the country of __________________, hereby appoints the Corporate Counsel of New Skies to vote all of its ordinary shares in New Skies at the Extraordinary General Meeting of Shareholders according to the instructions below:

Please place a "✓" in one of these two boxes:

☐ in a manner intended to achieve the results which are supported in the accompanying explanatory memorandum. **We recommend that you select this option.**

If you select this option, please sign and date this proxy card below.

☐ in the manner indicated below.

If you select this option, please Indicate your vote for each Agenda Item by placing a check mark (✓) in the "FOR", "AGAINST", or "ABSTAIN" box for that Agenda Item. If for any Agenda Item you do not place a check mark in one of these three boxes, your shares will be voted "FOR" that Agenda Item. After indicating your votes, please sign and date this proxy card below.

	FOR	AGAINST	ABSTAIN
Item 2	☐	☐	☐
Item 3	☐	☐	☐

You agree that a vote "FOR" any Item represents an authorization to the proxyholder to take whatever steps deemed necessary, and an authorization to vote your shares as the proxyholder sees fit, in order to ensure that the Item is approved in its entirety as proposed in the accompanying explanatory memorandum. Such steps and authorizations include, without limitation, the authorization to vote your shares as the proxyholder deems appropriate in each round of voting that may take place until the relevant Item is decided.

Signature: ____________________

Printed name of person signing: ____________________

Printed title of person signing: ____________________

Date: ____________________ 2004

(For further information on the Agenda Items and recommendations of the Supervisory Board and/or Board of Management, please see the accompanying explanatory memorandum.)